Exhibit 99.3

AURINIA PHARMACEUTICALS INC.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
June 2, 2020
and
MANAGEMENT INFORMATION CIRCULAR
Dated April 21, 2020

AURINIA PHARMACEUTICALS INC.
Notice of Annual General and Special Meeting of Shareholders
NOTICE is hereby given that the Annual General and Special Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held as a virtual-only meeting via live webcast online using the LUMI meeting platform at https://web.lumiagm.com/153516206 on Tuesday, June 2, 2020, at 9:00 AM, Pacific Time, for the following purposes:

1.	to fix the number of directors at nine;

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2019, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company;

5.	to consider a non-binding advisory “say on pay” resolution regarding the Company’s approach to executive compensation;

6.
to consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution ratifying, confirming and approving the Company’s Amended and Restated By-law No. 2 as adopted by the Company’s board of directors (the “Board”) to allow the Company to hold fully virtual shareholder meetings and shareholder meetings outside of Alberta, among other amendments, as set forth in the accompanying management information circular;

7.
to consider, and if deemed appropriate, approve, with or without variation, a special resolution amending the articles of amalgamation of the Company to allow meetings of shareholders to be held outside Alberta, as set forth in the accompanying management information circular;

8.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution ratifying, confirming and approving amendments to the Company’s stock option plan as adopted by the Board to expand the type of equity based awards available to grant, as set forth in the accompanying management information circular;

9.	to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution approving all unallocated entitlements under the Company's stock option plan; and

10.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.
Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Whether or not you plan to attend the Meeting virtually, we encourage you to vote and submit your Proxy by telephone, via the internet or by mail to avoid delays and ensure that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular.
The Board has determined that only holders of record of the common shares of the Company at the close of business on April 20, 2020 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on Friday, May 29, 2020 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.
DATED this 21st day of April, 2020.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Peter Greenleaf
Peter Greenleaf
Director, President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
PART 1
VOTING INFORMATION
This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of Aurinia Pharmaceuticals Inc. (the “Company”) of proxies to be voted at the annual general and special meeting of shareholders (each a “Shareholder”) of the Company (the “Meeting”), to be held as a virtual-only meeting via live webcast online using the LUMI meeting platform at https://web.lumiagm.com/153516206 on Tuesday, June 2, 2020, at 9:00 AM, Pacific Time, for the purposes set forth in this Circular and in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at April 21, 2020, and all dollar amounts and references to $ or to US$ are to United States dollars and references to CDN$ are to Canadian dollars. The 2019 annual average exchange rate for conversion of US dollars into Canadian dollars was US$1.00 = CDN$1.3269 based upon the Bank of Canada closing rate.
This year’s Meeting will be held virtually via a live online webcast using the LUMI meeting platform due to the ongoing uncertainty surrounding the public health impact of the COVID-19 pandemic. This measure is a proactive and prudent step to ensure the health and safety of Shareholders, employees and the community. You will not be able to attend the Meeting in person. To participate in the Meeting at https://web.lumiagm.com/153516206, follow the instructions applicable to registered Shareholders and non-registered Shareholders set out below.
Whether or not you plan to attend the Meeting virtually, we encourage you to vote and submit the accompanying form of proxy (the “Proxy”) by telephone, via the internet or by mail. For additional instructions on attending the Meeting virtually, voting by telephone or via the internet, please refer to the accompanying Proxy. To vote and submit your Proxy by mail, please complete, sign and date your Proxy and return it in the envelope provided. If you attend the Meeting virtually, you may revoke your Proxy and vote at the Meeting. If you hold your shares through an account with a broker or another intermediary (collectively an “Intermediary”), please follow the instructions you receive from them to vote your shares.
1.1    SOLICITATION OF PROXIES
Proxies for the Meeting are being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and employees of the Company may also solicit proxies by telephone or electronic mail.
1.2    PARTICIPATION IN THE MEETING
The Company will be hosting the Meeting live via live webcast using the LUMI meeting platform. Shareholders will not be able to attend the Meeting in person. A summary of the information you need to participate in the Meeting online is provided below:

•
Any Shareholder may listen to the Meeting and participate live via webcast using the LUMI meeting platform at https://web.lumiagm.com/153516206. The webcast will begin at 9:00 AM Pacific Time on Tuesday, June 2, 2020.

•
Shareholders may vote and submit questions during the Meeting via live webcast. The LUMI meeting platform ensures Shareholders’ ability to participate in the Meeting by enabling live two-way communication between the Company and Shareholders during the Meeting.

•
To enter the Meeting, please have your control number, which is available on your Proxy, voting instruction form or notice of Meeting. Without your control number, you will be able to listen to the Meeting only, you will not be able to vote or submit questions during the Meeting.

•	Instructions on how to connect to and participate in the Meeting online, are posted at https://web.lumiagm.com/153516206.

•
It is important to note that if you are participating in the virtual Meeting you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting.

1.3     APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the Proxy as management’s nominees to act as proxyholders are directors or officers of the Company. Each Shareholder is entitled to appoint any other person to represent them at the Meeting, and at any adjournment thereof.
A Shareholder desiring to appoint another person (who need not be a Shareholder) to represent them at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the Proxy and inserting such person’s name therein or by completing another proper Proxy and, in either case, sending the completed Proxy in the reply envelope for delivery before 9:00 AM, Pacific Time, on Friday, May 29, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting and registering their proxyholder at www.computershare.com/appoint (reference Client ID ISAQ).
After your proxyholder is registered, Computershare will provide your proxyholder with a control number for the Meeting. This control number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, your proxyholder will not be able to vote at the Meeting. Computershare will provide your duly appointed proxyholder with a control number provided that your Proxy has been received by Computershare prior to the deadline set out above. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.
A Shareholder giving a Proxy pursuant to this solicitation may revoke any such Proxy by:

a)
an instrument in writing executed by the Shareholder or by their attorney duly authorized in writing, or if the Shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to 48 hours preceding the time of the Meeting, or any adjournment thereof;

b)	delivering a valid Proxy bearing a later date or submitting a new later dated Proxy; or

c)	attending the Meeting virtually and voting online, although attendance at the Meeting will not, by itself, revoke a Proxy.
If you hold shares through an Intermediary you must contact that Intermediary to revoke any prior voting instructions.
1.4    REGISTERED SHAREHOLDERS
The close of business on April 20, 2020 is the record date for the Meeting (the “Record Date”). Only Shareholders at the close of business on the Record Date are entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters, which may properly come before the Meeting, or any adjournment thereof. You are a registered Shareholder if your common shares in the capital of the Company (each a “Common Share”) are held directly in your own name and not in the name of an Intermediary.
As a registered Shareholder, you can vote during the Meeting online via the live webcast. To vote during the Meeting online via webcast log in at https://web.lumiagm.com/153516206, click on “I have a Control Number”, enter the 13-digit control number found on the Proxy and the password “aurinia2020” (case sensitive), then click on the “Login” button. Registered Shareholders can also vote in advance of the Meeting by telephone, via the internet or by proxy by signing the accompanying Proxy and returning it to Computershare by mail or delivery to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775 for faxes sent from within Canada and the U.S. (or 1-416-263-9524 for faxes sent from outside Canada and the U.S.).
SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE OF THE MEETING TO AVOID DELAYS.

1.5    NON-REGISTERED SHAREHOLDERS
Persons who beneficially own Common Shares as of the Record Date, but whose Common Shares are held in the name of an Intermediary will not appear on the list of Shareholders. If you are not a registered Shareholder of the Company, in order to vote you must (i) obtain the material relating to the Meeting from your Intermediary; (ii) complete the request for voting instructions sent to you by the Intermediary; and (iii) follow the directions of the Intermediary with respect to voting procedures.
In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company is distributing copies of the material related to the Meeting to clearing agencies and Intermediaries for distribution to non-registered holders. Such agencies and Intermediaries must forward the material related to the Meeting to non-registered holders. Management of the Company also intends to pay for Intermediaries to forward the Meeting materials to objecting beneficial owners under NI 54-101.
The proxy or voting instruction form supplied to you by your Intermediary will be similar to the Proxy provided to registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. You should carefully follow the procedures set out in your proxy or voting instruction form, depending on which type of document you receive. Most Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically mails a scannable voting instruction form instead of a form of proxy. Non-registered Shareholders are asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, non-registered Shareholders may submit their votes by telephone or via the internet at www.proxyvote.com. The various voting methods will be set out by Broadridge on the voting instruction form.
In either case, the proxy or voting instruction form from your Intermediary is to permit non-registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a non-registered Shareholder who receives one of the above forms wish to vote during the Meeting online via the live webcast using the LUMI meeting platform (or have another person vote on behalf of the non-registered Shareholder via live webcast), the non-registered Shareholder should insert the non-registered Shareholder’s or such other person's name in the blank space provided for this purpose and register their proxyholder at www.computershare.com/appoint (reference Client ID ISAQ).
After your proxyholder is registered, Computershare will provide your proxyholder with a control number for the Meeting. This control number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. To vote during the Meeting online via webcast log in at https://web.lumiagm.com/153516206, click on “I have a Control Number”, enter the 13-digit control number provided by Computershare and the password “aurinia2020” (case sensitive), then click on the “Login” button. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
If you are a non-registered Shareholder, you may revoke voting instructions, which have been given to an Intermediary by carefully following the instructions provided by the Intermediary.
NON-REGISTERED SHAREHOLDERS ARE ENCOURAGED TO VOTE ONLINE OR BY TELEPHONE IN ADVANCE OF THE MEETING TO AVOID DELAYS.
1.6    DESCRIPTION OF THE COMPANY
The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the "ABCA") and is registered extra-provincially in the Province of British Columbia pursuant to the provisions of the Business Corporations Act (British Columbia).
1.7    VOTING OF PROXIES
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the Shareholders appointing them.

In the absence of such directions, such Common Shares will be voted:

a.	FOR fixing the number of directors at nine;

b.	FOR the election of each of the nominees for election as a director of the Company set forth in this Circular;

c.	FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company;

d.	FOR the approval of a non-binding advisory “say on pay” resolution regarding the Company’s approach to executive compensation;

e.
FOR the ordinary resolution ratifying, confirming and approving the Company’s Amended and Restated By-law No. 2 as adopted by the Company’s board of directors (the “Board”) to allow the Company to hold fully virtual Shareholder meetings and Shareholder meetings outside of Alberta, among other amendments, as set forth and described in the section entitled “Approval of Amended and Restated By-law No. 2”;

f.
FOR the special resolution amending the articles of amalgamation of the Company to allow meetings of Shareholders to be held outside Alberta (the “Article Amendment Resolution”), as set forth and described in the section entitled “Approval of Amendment of the Company’s Articles”;

g.
FOR the ordinary resolution ratifying, confirming and approving amendments to the Company’s stock option plan (the “Stock Option Plan”) as adopted by the Board to expand the type of equity based awards available to grant, as set forth and described in the section entitled “Approval of Amendments to Stock Option Plan (Equity Incentive Plan)”;

h.
FOR the ordinary resolution approving all unallocated entitlements under the Stock Option Plan, as set forth and described in the section entitled “Approval of Unallocated Entitlements Under the Stock Option Plan”.

All matters to be voted upon at the Meeting, other than the Article Amendment Resolution, will be decided by a majority of the votes cast by the Shareholders entitled to vote thereon. The Article Amendment Resolution is a special resolution and required the approval of 66 2/3% of the votes cast by the Shareholders entitled to vote thereon in order to be approved.
The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the Proxy will vote on such matters in accordance with their best judgment.
1.8    VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the Record Date, there were 112,517,541 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per Common Share. To the knowledge of the directors and officers, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting Common Shares of the Company, except as follows:

Name	Number of Common Shares	Percentage of Class

ILJIN Group[1]	14,032,000	12.47%

1 Common Shares held by ILJIN SNT Co., Ltd., ILJIN Steel Co., Ltd. and ILJIN Semiconductor Co., Ltd. This information was taken from the Schedule 13D filing of ILJIN SNT Co., Ltd., ILJIN Steel Co., Ltd. and Chin Kyu Huh dated March 25, 2020 and ILJIN Semiconductor Co., Ltd. and Sae Kyoung Huh dated March 26, 2020.

1.9    NOTICE AND ACCESS
The Company is sending proxy-related materials for the Meeting to the registered and beneficial Shareholders using the "notice and access" provisions of National Instrument 51-102 – Continuous Disclosure Obligations and NI 54-101. Pursuant to these provisions, the Company provides Shareholders with a notice on how they may access the Circular electronically instead of providing a paper copy.
PART 2
BUSINESS OF THE MEETING
2.1    ELECTION OF DIRECTORS
The following table states the names of all of the persons proposed to be nominated by the Company for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a director, if applicable, and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.
The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled:

(i)	FOR fixing the number of directors at nine; and

(ii)	FOR the election of each of the nominees to the Board set forth in this Circular, unless otherwise directed by the Shareholders instructing them.
The Company is not aware that any of the below nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the Proxy is appointed as proxyholder, it is intended that the discretionary power granted under such Proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.
If elected, each director will hold office until the next annual meeting of Shareholders or until their successor is duly elected, unless their office is vacated earlier in accordance with the by-laws of the Company or the ABCA.

Name, province or state, and country of residence	Age (at April 21, 2020)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed	Number of Securities Underlying Unexercised Stock Options
Dr. George M. Milne, Jr. (1)(3) Boca Grande, Florida United States	76	Venture Partner at Radius Ventures LLC, a venture capitalist firm; Lead Director at Charles River Laboratories, a pre-clinical and clinical laboratory services corporation; and Director of Amylyx Pharmaceuticals, Inc., a pharmaceutical company.	Director, Chairman of the Board	Since May 8, 2017	20,000	135,000
Mr. Peter Greenleaf Bethesda, Maryland United States	50	President and Chief Executive Officer ("CEO") of the Company.	President, CEO and Director	President, CEO and Director since April 29, 2019	8,328	2,012,776

Name, province or state, and country of residence	Age (at April 21, 2020)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed	No. of Securities Underlying Unexercised Stock Options
Dr. David R.W. Jayne(3)(4) Cambridge United Kingdom	63	Professor of Clinical Autoimmunity in the Department of Medicine at the University of Cambridge, UK; fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science; certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK; medical advisor to UK, U.S. and EU regulatory bodies, patient groups and professional organizations; elected the first President of the European Vasculitis Society in 2011; member of the ERA-EDTA immunopathology working group; co-chair of the EULAR/ERA-EDTA task force on lupus nephritis.	Director	Since May 26, 2015	3,800	131,200
Mr. Joseph P. Hagan(1) (2) La Jolla, California United States	51	President and CEO of Regulus Therapeutics Inc., a biopharmaceutical company.	Director	Since February 7, 2018	3,500	95,000
Dr. Michael Hayden(2)(4) Vancouver, British Columbia Canada	68	Director, Translational Laboratory in Genetic Medicine (TLGM), Agency for Science, Technology and Research (A*STAR), Singapore; Distinguished Professor, National University of Singapore; Killam Professor (Highest recognition), University of British Columbia, Vancouver, BC; Canada Research Chair, Human Genetics and Molecular Medicine; Senior Scientist, Centre for Molecular Medicine and Therapeutics, Vancouver, BC; Professor, Department of Medical Genetics, University of British Columbia, Vancouver, BC.	Director	Since February 21, 2018	Nil	95,000
Dr. Daniel G. Billen(4) Mississauga, Ontario Canada	66	Retired, previously commercial GM/VP at Amgen Inc., a biotechnology company.	Director	Since April 29, 2019	20,000	65,000

Name, province or state, and country of residence	Age (at April 21, 2020)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed	No. of Securities Underlying Unexercised Stock Options
Mr. R. Hector MacKay-Dunn(2)(3) Vancouver, British Columbia Canada	69	Senior Partner, Farris LLP.	Director	Since June 26, 2019	1,500	50,000
Ms. Jill Leversage(1) Vancouver, British Columbia Canada	63	Corporate Director	Director	Since November 13, 2019	Nil	50,000
Mr. Timothy P. Walbert Park Ridge, Illinois United States	53	Chairman of the board, President and Chief Executive Officer of Horizon Therapeutics plc, a biopharmaceutical company, since creating the company in 2008; serves on the board of directors of several pharmaceutical and biotechnology companies and organizations.	Director	Since April 10, 2020	Nil	50,000
Notes:

(1)	Member of the Audit Committee of the Company.

(2)	Member of the Compensation Committee of the Company.

(3)	Member of the Governance & Nomination Committee of the Company.

(4)	Member of the Standing Research Committee of the Company.
Majority Voting Policy
The Company has adopted a majority voting policy where any nominee proposed for election as a director is required to forthwith tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. Within 90 days of the relevant Shareholders’ meeting, the Board will make its determination whether or not to accept the resignation and issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee at which the resignation is considered.
Advance Notice Requirements
The Company’s by-laws include advance notice provisions (the "Advance Notice Provisions") that require that advance notice must be provided to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with the ABCA; or (ii) a requisition of the Shareholders made in accordance with the ABCA.
Among other things, the Advance Notice Provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information a Shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director unless nominated in accordance with the provisions of the Advance Notice Provisions.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.
In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the tenth day following the day on which the first public announcement of the date of the special meeting was made.
The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.
As of the date hereof, the Company has not received any nominations for director from any party.
Nominee Biographies
A biography for each of the proposed nominees to the Board is set out below.
Dr. George M. Milne, Jr., PhD, Director, Chairman of the Board
Dr. George Milne has over 30 years of experience in pharmaceutical research and product development. Dr. Milne currently serves on the boards of Amylyx Pharmaceuticals, Inc. and Charles River Laboratories, Inc. where he is the lead director. He has retired from Pfizer Inc. where he served as Executive Vice President of Global Research and Development and President, Worldwide Strategic and Operations Management. He joined Pfizer Inc. in 1970 and held a variety of positions conducting both chemistry and pharmacology research. Dr. Milne became director of the department of immunology and infectious diseases at Pfizer Inc. in 1981, was its executive director from 1984 to 1985, and was Vice President of research and development from 1985 to 1988. He was appointed Senior Vice President in 1988. In 1993, he was appointed President of Pfizer Central Research and a Senior Vice President of Pfizer Inc. with global responsibility for human and veterinary medicine research and development. Dr. Milne has also previously served on multiple corporate boards including Mettler-Toledo, Inc. (a manufacturer of laboratory instruments), MedImmune, Athersys, Biostorage Technologies, Aspreva and Conor Medsystems. Dr. Milne received his B.Sc. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from Massachusetts Institute of Technology.
Mr. Peter Greenleaf, MBA, Director, President and CEO
Mr. Peter Greenleaf currently serves as the President, Chief Executive Officer and member of the Board since April 29, 2019. Prior to this, Mr. Greenleaf served as the Chief Executive Officer and a member of the board of directors of Cerecor, Inc. (NASDAQ: CERC). From March 2014 to February 2018, Mr. Greenleaf served as CEO and Chairman of Sucampo Pharmaceuticals, Inc. (NASDAQ: SCMP), a company that focused on the development and commercialization of medicines to meet major unmet medical needs of patients worldwide until it was sold in February 2018 to U.K. pharmaceutical giant Mallincrodt plc. Mr. Greenleaf also served as Chief Executive Officer and a member of the board of directors of Histogenics Corporation, a regenerative medicine company. From 2006 to 2013, Mr. Greenleaf was employed by Medlmmune LLC, the global biologics arm of AstraZeneca, where he most recently served as President. From January 2010 to June 2013, Mr. Greenleaf also served as President of Medlmmune Ventures, a wholly owned venture capital fund within the AstraZeneca Group. Prior to serving as President of Medlmmune, Mr. Greenleaf was Senior Vice President, Commercial Operations of MedImmune, responsible for its commercial, corporate development and strategy functions. Mr. Greenleaf has also held senior commercial roles at Centocor, Inc. (now Janssen Biotechnology, Johnson & Johnson) from 1998 to 2006, and at Boehringer Mannheim (now Roche Holdings) from 1996 to 1998. Mr. Greenleaf currently chairs the Maryland Venture Fund Authority. He is also currently a member of the board of directors of Antares Pharmaceuticals, Inc (NASDAQ: ATRS), and is the Chairman of the board of directors of BioDelivery Sciences International, Inc (NASDAQ: BDSI). Mr. Greenleaf earned an MBA degree from St. Joseph’s University and a BS degree from Western Connecticut State University.
Dr. David R.W. Jayne, MD FRCP FRCPE FMedSci, Director
Dr. David Jayne is Professor of Clinical Autoimmunity in the Department of Medicine at the University of Cambridge, UK. Dr. Jayne received his MBBChir in Surgery and Medicine from Cambridge University, Cambridge, England. He received postgraduate training at several London hospitals and Harvard University. He is a fellow of the Royal Colleges of

Physicians of London and Edinburgh, and the Academy of Medical Science. He is a certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK. Dr. Jayne is a medical advisor to UK, U.S. and EU regulatory bodies, patient groups and professional organizations. He has published more than 400 peer-reviewed journal articles, book chapters and reviews. He was elected the first President of the European Vasculitis Society in 2011 and is a member of the ERA-EDTA immunopathology working group and he co-chairs the EULAR/ERA-EDTA task force on lupus nephritis. Dr. Jayne’s research includes investigator-initiated international trials and the introduction of newer therapies in vasculitis and SLE with collaborators on five continents.
Mr. Joseph P. "Jay" Hagan, Director
Mr. Joseph Hagan is President and Chief Executive Officer of Regulus Therapeutics, Inc. Mr. Hagan joined Regulus Therapeutics, Inc. in January 2016 as Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer and was appointed to President and Chief Executive Officer in May 2017. Mr. Hagan’s career includes roles as the Executive Vice President, Chief Financial Officer and Chief Business Officer of Orexigen Therapeutics, Inc., Managing Director of Amgen Ventures and head of corporate development for Amgen Inc. Mr. Hagan has led numerous strategic and financing transactions including the acquisitions of Immunex and Tularik and the spinout of Novantrone and Relyspa, as well as many other business development efforts totaling over $15 billion in value. Before joining Amgen, Mr. Hagan spent five years in the bioengineering labs at Genzyme and Advanced Tissue Sciences. Mr. Hagan currently serves on the board of directors of Zosano Pharma Corporation (NASDAQ: ZSAN), a publicly traded biotechnology company. He received an MBA from Northeastern University and a BS in Physiology and Neuroscience from the University of California, San Diego.
Dr. Michael Hayden, CM OBC MB ChB PhD FRCP(C) FRSC, Director, Chair of the Standing Research Committee
Dr. Michael Hayden is the co-founder of five biotechnology companies: Prilenia Therapeutics, 89Bio, NeuroVir Therapeutics Inc., Xenon Pharmaceuticals Inc., and Aspreva Pharmaceuticals Corp. Dr. Hayden sits on different boards including Xenon Pharmaceuticals Inc. and Ionis Pharmaceuticals. Author of over 860 peer-reviewed publications and invited submissions, Dr. Hayden has focused his research primarily on genetic diseases, including genetics of diabetes, lipoprotein disorders, Huntington disease, predictive and personalized medicine. Dr. Hayden was inducted into the Canadian Medical Hall of Fame in 2017. He was named one of PharmaVoice’s "100 of the Most Inspiring People" (2015); awarded an Honorary Doctor of Science by the University of Gottingen (2014); the Luminary award by the Personalized Medicine World Conference (2014); and the Diamond Jubilee Medal (2012), on behalf of HRH Queen Elisabeth II, in recognition of his significant contributions and achievements. Dr. Hayden has also been awarded the Order of Canada (2011), and the Order of British Columbia (2010). He was named Canada’s Health Researcher of the Year by CIHR (NIH of Canada) in 2008, and he received the Prix Galien in 2007, which recognizes the outstanding contribution of a researcher to Canadian pharmaceutical research.
Dr. Daniel G. Billen, PhD, Director
Dr. Daniel Billen has over 40 years of experience in commercialization of pharmaceutical and biotech products both in Europe and North America. He started with Janssen Pharmaceutica in their Belgian headquarters in cardiovascular global marketing in 1979. Dr. Billen became head of marketing and sales for Janssen Pharmaceutica’s newly formed affiliate in Canada in 1983 launching multiple products into the Canadian market. In 1991, Dr. Billen moved over to Amgen Inc. to lead its Canadian operations as their first General Manager. He moved to Amgen’s headquarters in California in 2011 where he led the U.S. Commercial Operations Business Unit and later the combined Nephrology and Inflammation business unit as their VP/GM. In 2017, Dr. Billen took on the role of VP of Global Commercial initiatives with focus on the evolving US payer landscape. Dr. Billen received his PhD in chemistry from the University of Louvain in Belgium.
Mr. R. Hector MacKay-Dunn, J.D., Q.C., Director
Mr. MacKay-Dunn has over 30 years of practice experience providing legal advice to high growth public and private companies, many of which achieving valuations exceeding CDN$1billion over a broad range of industry sectors including life sciences, health, and technology, advising on corporate domestic and cross-border public and private securities offerings, mergers and acquisitions and international partnering and licensing transactions, and boards of directors and independent board committees on corporate governance matters. Mr. MacKay-Dunn is recognized by Lexpert, as being among the Top 100 Canada/U.S. Cross-Border Corporate Lawyers in Canada, has consistently been named among The

Leading 500 Lawyers in Canada, and is recognized among Canada’s leading lawyers in mergers & acquisitions, technology and biotechnology. Mr. MacKay-Dunn received the Queen’s Counsel designation upon recommendation by the Attorney General of British Columbia for exceptional merit and contribution to the legal profession, the “AV Preeminent 5.0 out of 5” legal ability rating from Martindale-Hubbell, and is regularly recognized as a leading lawyer nationally by Chambers Canada within the Life Sciences category. Mr. MacKay-Dunn has served as board member or officer with Aspreva Pharmaceuticals Corporation, Arbutus Biophara Corp., XBiotech Inc., MedGenesis Therapeutix Inc., and QLT Inc., is a board member of the BC (British Columbia) Tech Association, previously board chair of the Innovation Council of British Columbia, and board member of LifeSciences British Columbia and Genome British Columbia.
Ms. Jill Leversage, Director, Chair of the Audit Committee
Ms. Jill Leversage was appointed as an independent director in November 2019.   Prior to her retirement, Ms. Leversage was a senior investment banker with over 30 years of experience in investment banking and private equity.  Ms. Leversage was a Managing Director, Corporate and Investment Banking for TD Securities Inc. and Former Managing Director at Highland West Capital Ltd.  She currently serves on several public and private company boards.  Ms. Leversage is a fellow of the Institute of Chartered Professional Accountants of British Columbia and also a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.
Mr. Timothy P. Walbert, Director
Mr. Walbert was appointed as an independent director in April 2020.  He has been president and chief executive officer since 2008 and has served as chairman since 2010 of Horizon Therapeutics plc.  Prior to joining Horizon, he served as president, chief executive officer and director of IDM Pharma, Inc., a public biopharmaceutical company which was acquired by Takeda in 2009.  From 2006 to 2007, Mr. Walbert served as executive vice president, commercial operations at NeoPharm, Inc., a public biopharmaceutical company.  From 2001 to 2005, he served as divisional vice president and general manager, immunology, where he led the global development and launch of the multi-indication biologic HUMIRA and divisional vice president, global cardiovascular strategy at Abbott, now AbbVie.  From 1998 to 2001, Mr. Walbert served as director, CELEBREX North America and arthritis team leader, Asia Pacific, Latin America and Canada at G.D. Searle & Company, now Pfizer.  From 1991 to 1998, he also held sales and marketing roles with increasing responsibility at G.D. Searle, Merck & Co., Inc. and Wyeth, now Pfizer. He serves as chairman of the board of Zyla Life Sciences ("Zyla"), a public pharmaceutical company, and Exicure, a public biotechnology company, co-chairman of the board of MATTER, a health technology incubator in Chicago, Il, and serves on the board of directors of the Illinois Biotechnology Innovation Organization (iBIO), the Biotechnology Innovation Organization (BIO), World Business Chicago (WBC) and the Greater Chicago Arthritis Foundation. He is a member of the Illinois Innovation Council, the National Organization for Rare Disorders (NORD) Advisory Board and serves on the Board of Trustees of Muhlenberg College.  Mr. Walbert received his Bachelor of Arts in Business from Muhlenberg College, in Allentown, Pennsylvania.

Skills Matrix
The Company’s director nominees bring a number of skills and experience to the Board. The image below gives a snapshot of the top skills of each director nominee. You can read about each nominee in the director nominee profiles above.

	Dr. George M. Milne, Jr.	Mr. Peter Greenleaf	Ms. Jill Leversage	Dr. David R.W. Jayne	Mr. Joseph P. Hagan	Dr. Michael Hayden	Dr. Daniel G. Billen	Mr. R. Hector MacKay-Dunn	Mr. Timothy P. Walbert
Management/operations	√	√		√	√	√	√		√
CEO/CFO/COO experience		√			√	√			√
Industry experience	√	√		√	√	√	√	√	√
Commercialization	√	√			√		√		√
Manufacturing/supply chain	√				√		√		√
Government relations							√		√
Finance/financial industry			√		√				√
Accounting/auditing			√		√
Risk management						√	√	√	√
Strategy development	√	√	√	√	√	√	√	√	√
Mergers & acquisitions	√	√	√		√	√	√	√	√
Legal/regulatory	√					√		√	√
Corporate governance	√		√				√	√	√
Capital markets		√	√		√			√	√
Executive compensation	√				√	√		√	√
Information technology				√
Research/development	√	√		√		√			√
Clinical development	√	√		√		√			√
Business development	√	√				√	√		√

2.1.1    Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as otherwise disclosed below, to the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)	is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, CEO or Chief Financial Officer ("CFO") of any company, that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(b)
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Mr. Timothy P. Walbert, a director of the Company, has been a director of Zyla since March 2014 and has acted as Chairman of the board of Zyla since June 2015. On October 30, 2018, Zyla, formerly named Egalet Corporation (“Egalet”), entered into an asset purchase agreement with Iroko Pharmaceuticals Inc. (“Iroko”) pursuant to which Egalet acquired certain marketed products of Iroko (collectively, the “Iroko Acquisition”). The Iroko Acquisition was effectuated pursuant to the occurrence of a joint plan of reorganization related to the voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code filed by the Company and its wholly-owned subsidiaries in the United States Bankruptcy Court for the District of Delaware on October 30, 2018. On January 14, 2019, the Court entered an order confirming the joint plan of reorganization, as modified under Chapter 11 of the Bankruptcy Code. The Iroko Acquisition was consummated, and the joint plan of reorganization became effective, on January 31, 2019.
2.1.2    Directors’ Attendance at Board and Committee Meetings
The following table sets forth the number of meetings held by the Board and each of its committees during the fiscal year ended December 31, 2019, and the attendance of each Director (in the case of committees of the Board, the attendance of each member of such committees) at those meetings.

Director	Board	Audit	Compensation	Governance(11)	Research	Total Attendance
Mr. Peter Greenleaf(1)	9/9 (100%)					9/9 (100%)
Dr. Richard Glickman(2)	5/5 (100%)					5/5 (100%)
Dr. Benjamin Rovinski(3)	7/7 (100%)	2/2 (100%)	2/2 (100%)			11/11 (100%)
Dr. Hyuek Joon Lee(4)	7/8 (87.5%)	4/4 (100%)	2/2 (100%)			13/14 (92.8%)
Dr. David Jayne	12/14 (85.7%)			1/1 (100%)	5/6 (83.3%)	18/21 (85.7%)
Mr. Lorin J. Randall(5)	6/7 (85.7%)	2/2 (100%)	2/2 (100%)			10/11 (90.9%)
Dr. George M. Milne, Jr.	14/14 (100%)	2/2 (100%)		1/1 (100%)		16/16 (100%)
Mr. Joseph P. Hagan	13/14 (92.9%)	2/2 (100%)	4/4 (100%)			19/20 (95%)
Dr. Michael Hayden	13/14 (92.9%)		4/4 (100%)		6/6 (100%)	23/24 (95.8%)
Dr. Daniel Billen(1)(10)	8/9 (88.9%)				3/3 (100%)	11/12 (91.7%)
Mr. Hector MacKay-Dunn(6)	7/7 (100%)		4/4 (100%)	1/1 (100%)		12/12 (100%)
Ms. Jill Leversage(7)	3/3 (100%)					3/3 (100%)
Attendance Rate:	94%	100%	100%	100%	93%	96%
Notes:

(1)	Mr. Peter Greenleaf and Dr. Daniel Billen were appointed as directors on April 29, 2019.

(2)	Dr. Richard Glickman ceased to be a director on April 29, 2019.

(3)	Dr. Benjamin Rovinski ceased to be a director on June 26, 2019.

(4)	Dr. Hyuek Joon Lee ceased to be a director on October 2, 2019.

(5)	Mr. Lorin J. Randall ceased to be a director on June 26, 2019.

(6)	Mr. Hector MacKay-Dunn was elected as a director on June 26, 2019.

(7)	Ms. Jill Leversage was elected as a director on November 13, 2019.

(8)	The Audit Committee was reconstituted on June 26, 2019.

(9)	The Compensation Committee was reconstituted on June 26, 2019.

(10)	Dr. Billen was appointed as a member of the Research Committee on June 26, 2019.

(11)
The Board as a whole performed certain of the responsibility assigned to the Governance & Nomination Committee during meetings of the Board based on input and feedback provided by members of the Governance & Nomination Committee.

2.1.3    Other Board Membership
The following table identifies the directors and nominees for election as directors who also act as directors for other reporting issuers.

Name	Name of Issuer	Name of Exchange of Market
Mr. Peter Greenleaf	Antares Pharma, Inc. BioDelivery Sciences International, Inc.	NASDAQ;ATRS NASDAQ:BDSI
Dr. George Milne, Jr.	Charles River Laboratories International, Inc.	NYSE:CRL
Mr. Joseph P. Hagan	Zosano Pharma Corporation Regulus Therapeutics Inc.	NASDAQ:ZSAN NASDAQ:RGLS
Dr. Michael Hayden	Xenon Pharmaceuticals Inc.	NASDAQ:XENE
Mr. R. Hector MacKay-Dunn	Copper Fox Metals Inc.	TSXV:CUU
Ms. Jill Leversage	Mag Silver Corp. RE Royalties Ltd.	TSX/NYSE A:MAG TSXV:RE
Mr. Timothy P. Walbert	Exicure, Inc. Horizon Therapeutics plc Zyla Life Sciences	NASDAQ:XCUR NASDAQ GS:HZNP OTCQX: ZCOR

2.1.4    Directors’ and Officers’ Insurance and Indemnification
The Company maintains directors’ and officers’ liability insurance, which, subject to the provisions contained in the policy, protects the directors and officers, as such, against certain claims made against them in these capacities. Such insurance currently provides for an aggregate of $40,000,000 annual protection against liability (less a deductible of up to $2,500,000 payable by the Company depending on the nature of the claim). The premium for this coverage for the period June 4, 2019 to June 4, 2020 was $1,112,164. The Company’s Audit Committee is responsible for reviewing periodically the directors’ and officers’ liability insurance policy and making recommendations for its renewal or amendment, or the replacement of the insurer.
The Company has entered into indemnification agreements with each of its directors and officers and the officers of its subsidiaries. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company or its subsidiaries as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.
2.2    PRESENTATION OF FINANCIAL STATEMENTS AND AUDITORS' REPORT
The audited consolidated financial statements of the Company and the report of the auditors thereon, for the financial year ended December 31, 2019 will be tabled at the Meeting.
2.3    APPOINTMENT AND REMUNERATION OF AUDITORS
The Board recommends that Shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the term expiring with the next annual meeting of Shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the Shareholders appointing them.

Principal Accountant Fees and Services
The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2019 and 2018, respectively, are as follows:

Fiscal year ended	2019	% of Total Fees	2018	% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$188,584	37.9%	$95,124	31.5%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$163,988	33.0%	$96,472	31.9%
Tax fees (tax compliance, tax advice and planning)(3)	$144,612	29.1%	$110,496	36.6%
All other fees	$—	—%	$—	—%
Total fees	$497,184	100.0%	$302,092	100.0%
The 2018 fees have been reclassified to conform with the 2019 presentation.

(1)	These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements.

(2)
These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services including professional services for assistance in filing the prospectus supplement related to the December 2019 public offering and the September 2019 at-the-market prospectus supplement, and various other audit related advisory services. These fees for 2018 include professional services for assistance in filing the 2018 base shelf prospectus, the prospectus supplement related to the re-sale of Common Shares, the November 2018 at-the-market prospectus supplement, and various other advisory services.

(3)	These fees include professional services for tax compliance, transfer pricing assistance, tax advice and tax planning for various taxation matters.
2.4    ADVISORY 'SAY ON PAY' VOTE ON EXECUTIVE COMPENSATION
The Company has determined to provide its Shareholders the opportunity to vote on the Company’s approach to executive compensation at the Meeting. Since the resolution is advisory in nature, it will not be binding. However, the Company, together with the Company's compensation committee (the "Compensation Committee"), will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Company’s approach to executive compensation, see "Statement of Executive Compensation" beginning on page 18. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR this advisory resolution, unless otherwise directed by the Shareholders appointing them.
The Company considers that receiving feedback from its Shareholders on its approach to executive compensation to be best practices in terms of good governance. The Company believes that its approach to executive compensation (and the current levels of compensation of its executive team) is reasonable and aligned with best practices. However, the Company wishes to be responsive if a significant number of its Shareholders have concerns with respect to its current approach to executive compensation.
The full text of the advisory resolution on the Company’s approach to executive compensation is as follows:
"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular for the annual general and special meeting of shareholders of the Company held on June 2, 2020."
2.5    APPROVAL OF AMENDED AND RESTATED BY-LAW NO.2
On April 21, 2020, the Board approved an amended and restated form of the Company’s By‑law No. 2 ("Amended and Restated By-law No. 2"). The changes made to the Company’s previous form of by‑laws were to (1) allow for Shareholder meetings to be held entirely by electronic means, telephone or other communication facility, (2) allow for voting at Shareholder meetings to be by electronic means, telephone or other communication facility, (3) allow the Company to accept a proxy by electronic, telephone or other communication means, (4) allow Shareholder meetings to be held outside of Alberta, and (5) certain housekeeping amendments (the "By‑law Amendments").
The By‑law Amendments became effective upon their approval by the Board. However, pursuant to the provisions of the ABCA, the By‑law Amendments will cease to be effective unless approved, ratified and confirmed by a resolution adopted by a simple majority of the votes cast by Shareholders at the Meeting. The full text of the Amended and Restated By‑law No. 2 is set forth in Appendix "C" to this Circular.
This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of COVID‑19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Board has determined to hold the Meeting in a virtual‑only format. The Board approved the By‑law Amendments in order to hold the Meeting in a virtual‑only format and believes that the amendments are also in line with evolving corporate governance practices. Further, as discussed below, the Board believes that the By‑law Amendments are necessary to provide the Board with flexibility to make decisions with respect to Shareholder meetings given that the majority of the Company’s Shareholders and directors and officers do not reside in Alberta. This need for flexibility is highlighted by the recent travel restrictions and public health impact of COVID‑19 and the steps companies are taking to mitigate risks related to the health and safety of our communities, shareholders, employees and other stakeholders.
In addition, in accordance with best corporate governance practices, we are proposing to increase the quorum for meetings of the Shareholders from two shareholders present in person or by proxy representing not less than 10% of the issued and outstanding voting securities of the Company, to instead be two shareholders present in person or by proxy representing not less than 25% of the issued and outstanding voting securities of the Company.
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to adopt a resolution in substantially the form set out below (the "By‑law Amendment Resolution"), approving, ratifying and confirming the By-law Amendments:
"BE IT RESOLVED THAT:

1.
pursuant to subsection 102(2) of the Business Corporations Act (Alberta) (the "ABCA"), the amendments to By‑law No. 2 of the Company, in the form adopted by the Board of Directors of the Company on April 21, 2020, and included in the Amended and Restated By‑law No. 2 attached as Appendix "C" to the management information circular of the Company dated April 21, 2020 are hereby confirmed; and

2.
any one director or officer of the Company, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Company, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

To be effective, the By‑law Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.
The Board believes that the By‑law Amendments are in the best interests of the Company and therefore recommends that Shareholders vote FOR the By‑law Amendment Resolution. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the By‑law Amendment Resolution unless otherwise directed by the Shareholders appointing them.
2.6     APPROVAL OF AMENDMENT OF THE COMPANY'S ARTICLES
Section 131(4) of the ABCA provides that if the articles so provide, meetings of Shareholders may be held outside Alberta. The articles of amalgamation of the Company are silent on whether meetings of Shareholders may be held outside Alberta. The Board has determined that it is in the best interest of the Company to allow meetings of Shareholders to be held outside Alberta if the Board determines. The Board believes that the amendment is necessary to provide the Board with flexibility to make decisions with respect to Shareholder meetings given that the majority of the Company’s Shareholders and directors and officers do not reside in Alberta. This need for flexibility is highlighted by the recent travel restrictions and public health impact of COVID‑19 and the steps companies are taking to mitigate risks related to the health and safety of our communities, shareholders, employees and other stakeholders.
Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, a special resolution in the following form (the "Article Amendment Resolution"), authorizing an amendment to the Company’s articles of amalgamation to allow meetings of shareholders to be held outside Alberta.

"BE IT RESOLVED as a special resolution of the Shareholders of the Company:

1.
the Company is hereby authorized, in accordance with section 173(1) of the Alberta Business Corporations Act (the "ABCA"), to add as a second paragraph to the "Other Provisions" schedule of the Company’s articles of amalgamation under the heading "Other rules or provisions" which reads as follows: "Subject to the consent of the board of directors, meetings of shareholders may be held outside Alberta.";

2.	the directors of the Company may, pursuant to section 173(2) of the ABCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

3.
any one director or officer of the Company, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Company, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

To be effective the Article Amendment Resolution must be approved by not less than two‑thirds (66 and 2/3%) of the votes cast by holders of the Common Shares present in person, or represented by proxy at the Meeting.
The Board believes that the Article Amendment Resolution is in the best interests of the Company and therefore recommends that Shareholders vote FOR the Article Amendment Resolution. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the Article Amendment Resolution unless otherwise directed by the Shareholders appointing them.
2.7    APPROVAL OF AMENDMENTS TO STOCK OPTION PLAN (EQUITY INCENTIVE PLAN)
The Shareholders initially approved the current stock option plan (the "Stock Option Plan") at the June 28, 2012 annual meeting (as re‑approved on May 7, 2014 and as amended on June 8, 2016). Under the Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees and consultants of the Company or any of its subsidiaries. A summary of the Stock Option Plan is included later in this Circular under the heading "Statement of Executive and Director Compensation - Equity Compensation Plan - Stock Option Plan".
At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution approving an amended and restated version of the Stock Option Plan (the "Equity Incentive Plan") to allow for a variety of equity based awards to be granted, including stock options, restricted stock, restricted stock units and performance awards (collectively referred to as "Awards") (the "Plan Amendments"). The Plan Amendments are intended to give the Board flexibility in attracting and retaining key personnel as the Company matures from a research and development company to a commercialized enterprise, and is also reflective of certain United States tax issues faced by the Company’s eligible participants resident in the United States. The Board believes that the Awards will be an important element of the Company’s compensation structure and are desirable in order to permit the Company to continue to accomplish the Company’s goals and attract and retain employees and officers with the knowledge, experience and expertise required by the Company.
The Plan Amendments will allow the Company to grant the following equity based awards (in addition to stock options):
Restricted Stock. The Board would be authorized to grant awards of restricted stock to eligible persons under the Equity Incentive Plan. The Common Shares awarded as restricted stock would be subject to such restrictions as the Board may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Board determines. Except as otherwise determined by the Board, upon a participant’s termination of employment, all Common Shares of restricted stock subject to restrictions at that time would be forfeited and reacquired by the Company.
Restricted Stock Units. The Board would be authorized to grant restricted stock units evidencing the right to receive a Common Share (or a cash payment equal to the market price of a Common Share) at some future time to eligible persons on such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board determines.

Performance Awards. The Board would be authorized to grant performance awards to eligible persons under the Equity Incentive Plan. A performance award (i) may be denominated or payable in cash, Common Shares (including, without limitation, restricted stock and restricted stock units), other securities, other Awards or other property, and (ii) would confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Board establishes. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award would be determined by the Board.
The Plan Amendments will also permit the Company to issue "incentive stock options", which are options with beneficial tax treatment for certain United States residents and citizens, whereas the current plan would not permit the Company to issue such options. In addition, the amendments will allow Market Price (as defined in the Equity Incentive Plan) to be determined based on the stock exchange on which a majority of the Common Shares are traded.
Certain other amendments are being proposed which are of a housekeeping and clarification nature, all of which are set out in full in Appendix "D" to this Circular.
The Plan Amendments were approved by the Board on April 21, 2020. In the event that the Shareholders do not approve the Plan Amendments, the Stock Option Plan, without amendment, will continue unaffected.
Under the Stock Option Plan and the requirements of the Toronto Stock Exchange (the "TSX"), the Plan Amendments must be approved by the Shareholders. The TSX has reviewed and conditionally approved the Plan Amendments, subject to Shareholder approval. Consequently, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution in the following form (the "Equity Incentive Resolution") ratifying and approving the Plan Amendments.
The text of the resolution is set out below:
"BE IT RESOLVED, as an ordinary resolution that:

1.
The amendments to the Company 's stock option plan, in the form adopted by the Board of Directors of the Company on April 21, 2020, and restated as the Equity Incentive Plan attached as Appendix "D" to the management information circular of the Company dated April 21, 2020 (the "Equity Incentive Plan") are hereby ratified, confirmed and approved.

2.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution and to give effect to the Equity Incentive Plan, without limitation including appropriate applications to and filings with the Toronto Stock Exchange as necessary, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer."

To be effective the Equity Incentive Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.
The Board believes that the Equity Incentive Resolution is in the best interests of the Company and therefore recommends that Shareholders vote FOR the Equity Incentive Resolution. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the Equity Incentive Resolution unless otherwise directed by the Shareholders appointing them.
2.8     APPROVAL OF UNALLOCATED ENTITLEMENTS UNDER THE STOCK OPTION PLAN
On June 28, 2012, the Shareholders passed a resolution approving the Stock Option Plan. On June 8, 2016, the Shareholders passed a resolution increasing the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of grant. Pursuant to the rules of the Toronto Stock Exchange ("TSX"), because the number of options issuable pursuant to the Stock Option

Plan is based on a fixed percentage (12.5% of the aggregate number of Common Shares outstanding from time to time), rather than a fixed maximum number of Common Shares, the Company must obtain approval of the unallocated entitlements under the Stock Option Plan from Shareholders every three years.
The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. A summary of the Stock Option Plan is included later in this Circular under the heading "Statement of Executive and Director Compensation - Equity Compensation Plan - Stock Option Plan". Certain elements of the Stock Option Plan are proposed to be amended, as described above in this Circular under the heading "Approval of Amendments to Stock Option Plan (Equity Incentive Plan)".
Shareholders will be asked to approve the unallocated options under the Stock Option Plan. If approved, the Company will again be required to seek Shareholder approval of unallocated options at its annual general meeting held in 2023. The number of unallocated options is calculated by subtracting the number of outstanding options from the number that represents 12.5% of the issued and outstanding Common Shares. As of the Record Date, 8,216,442 options (equal to approximately 7.3% of the issued and outstanding Common Shares) were issued and outstanding under the Stock Option Plan, leaving 5,848,250 unallocated options (equal to approximately 5.2% of the issued and outstanding Common Shares) available for future issuance. If Shareholder approval is not obtained at the Meeting, existing options will vest in accordance with the Stock Option Plan, and all unallocated options will be cancelled and the Company will not be permitted to make further grants of options until Shareholder approval is obtained.
The following resolution will be presented to the Shareholders for approval:
"BE IT RESOLVED that:

1.	all unallocated entitlements and options issuable under the Stock Option Plan, as amended or supplemented from time to time, are hereby approved and authorized until June 2, 2023; and

2.
any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution."

The Board recommends that Shareholders vote FOR the approval of all unallocated entitlements and options issuable under the Stock Option Plan. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the approval of all unallocated entitlements and options issuable under the Stock Option Plan unless otherwise directed by the Shareholders appointing them.
PART 3
STATEMENT OF EXECUTIVE COMPENSATION
3.1    COMPENSATION OF EXECUTIVES
Composition and Mandate of the Compensation Committee
Prior to the Company’s June 26, 2019 annual general meeting, the Compensation Committee consisted of Dr. Benjamin Rovinski (Chair), Dr. Joon Lee and Mr. Lorin J. Randall, each of whom were independent.
Following the June 26, 2019 annual general meeting, the Compensation Committee was reconstituted to consist of Dr. Michael Hayden (Chair), Mr. Joseph P. Hagan, and Mr. Hector R. MacKay-Dunn. On March 4, 2020, Mr. Hagan was appointed Chair of the Compensation Committee with Dr. Hayden and Mr. MacKay-Dunn continuing as committee members. All members of the Compensation Committee are independent. The Compensation Committee is charged, on behalf of the Board, to discuss, review and approve compensation applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. The Compensation Committee approves, among other things, the compensation of each of the Company’s Named Executive Officers (defined below), other than the CEO (whose compensation is determined by the Board, on recommendation from the Compensation Committee).

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as summarized below, and set out in more detail in their respective biographies under the heading "Election of Directors - Nominee Biographies":

•
Mr. Jay Hagan, the Chair of the Compensation Committee, has served on the board of directors of several biotechnology companies for the past 10 years, and he has been a member of numerous compensation and audit committees. He is also the President and Chief Executive Officer of Regulus Therapeutics, in which he is heavily involved in the determination of execution compensation of their employees and officers.

•
Dr. Michael Hayden has co-founded and served on the board of directors of a number of biotechnology companies for several years, and through his significant contributions and achievements, has development extensive management experience in the biotechnology industry.

•
Mr. Hector Mackay-Dunn has over 30 years of practice experience providing legal advice to high growth public and private companies, including on corporate governance matters, and has served on the board of directors of several biotechnology companies.

3.1.1    Compensation Discussion and Analysis
The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Mr. Peter Greenleaf, President and CEO since April 29, 2019, Mr. Dennis Bourgeault, CFO; and the three other most highly compensated executive officers or individuals whose total individual compensation for the year ended December 31, 2019, was more than $150,000: namely, Mr. Matthew Donley, Executive Vice President, Internal Operations & Strategy; Dr. Neil Solomons, Chief Medical Officer; and Dr. Erik Eglite, Senior Vice President, U.S. General Counsel and Chief Corporate Compliance Officer (collectively, the "Named Executive Officers" or the "NEOs").
Information about the compensation awarded to the NEOs can be found in the "Summary Compensation Table" and related compensation tables below.
The Company’s executive compensation program and strategy is designed to:

•	assist the Company in attracting and retaining talented executives;

•	provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives;

•	align management’s interests with those of Shareholders and other stakeholders;

•	motivate executives towards the enhancement of long-term Shareholder value; and

•	be competitive with other companies of similar size and business.
To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility with specific considerations while aligning the Company’s compensation programs with those of pharmaceutical companies of similar size and clinical stage. It also aligns the annual cash incentive (bonus) program to the achievement of objectives that will drive future success and enhance Shareholder value by linking a significant portion of the bonus program to overall corporate performance and attainment of specific value enhancing goals and milestones.
Annually, specific and measurable performance objectives are defined for each executive officer.
For 2019, the objectives, against which the executive officers were evaluated, included clinical and regulatory objectives and milestones, and financing, pre-commercial and business development targets. There were no measurable performance goals based on share price or earnings per share.
The Company’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive (bonus), and equity-based compensation consisting of the grants of stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.
The annual cash incentive is intended to provide a greater incentive for executive officers to work toward achievement of the Company’s goals and strategic objectives.
The equity-based compensation is intended to better align the compensation of the CEO, other executive officers and key employees with the long-term interests of the Shareholders and reward the achievement of the long term strategic goals and objectives of the Company. The equity-based compensation, which consists of the granting of time-release stock options, is awarded on a prospective, go-forward basis, to motivate, reward and retain executive officers, rather than as compensation for performance in the prior year. The stock options are awarded on a discretionary basis by the Compensation Committee (other than to the CEO, which are awarded on a discretionary basis by the Board, on recommendation from the Compensation Committee), based on the combination of recommendations of independent third-party executive compensation consultants, contractual requirements and/or subjective assessments by the Compensation Committee.
Role of Executive Officers in Compensation Decisions
The Compensation Committee assesses the performance of the Company’s CEO and makes recommendations to the Board, and the Board approves all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the CEO regarding the performance, assessment and compensation of all the other executive officers and determines the compensation of such executives. Although the Compensation Committee generally considers recommendations from the CEO, decisions regarding the compensation of the Company’s executive officers are made by the Compensation Committee and may reflect factors and consideration other than information and recommendations provided by the CEO.
Setting Executive Compensation
Performance goals are determined early in the year for each executive officer and relate to milestones and/or achievements, which aim to facilitate the Company’s overall goals and objectives. These performance goals are assessed by the Compensation Committee. The Board makes the final determination in respect of setting the Company’s goals each year, based on the recommendation of the Compensation Committee. These objectives can be altered at the discretion of the Board if appropriate due to changes in business factors or conditions.
The Company annually determines the corporate objectives for purposes of the annual cash incentive bonus program. Following the end of the year, the Compensation Committee assesses the achievement of such objectives with input from the CEO and based on such assessment, determines an aggregate cash incentive bonus for each executive officer.
The awarding of equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is not subject to any minimum amount.
As part of its review of management compensation and incentive programs, the Compensation Committee, in conjunction with the CEO, retains external independent consultants to review and provide benchmark data of a comparator group of companies.
In the fourth quarter of 2018, the Company engaged Arnosti Consulting Inc. ("Arnosti"), to assist in updating the benchmarking data and provide advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEO’s (and the Company’s other officers) for the 2019 fiscal year. The Compensation Committee must pre-approve any additional services that Arnosti would provide to the Company at the request of management of the Company.
As part of its 2019 benchmarking and review process, Arnosti (in consultation with the Compensation Committee) developed a 2019 comparator group, comprising 25 U.S.-listed development stage companies (the "2019 Peer Group"). The Company’s market capitalization at the time fell into the middle of the market cap range. The equity data used by Arnosti was obtained from Equilar, Inc. and Radford’s 2018 Global Life Sciences survey (mid-size public company data used for equity benchmarking). The 2019 Peer Group consisted of the following 25 public companies:

Acceleron	Bellicum Pharmaceuticals, Inc	Omeros
Aduro Biotech, Inc.	Biohaven Pharmaceutical Holding Co Ltd.	Paratek
Aerie	Cara Therapeutics, Inc.	Revance
Aimmune	Chemocentryx	Seres Therapeutics, Inc.
Akebia Therapeutics, Inc.	Concert Pharmaceuticals, Inc.	Sienna Biopharmacetuticals, Inc.
Alder Biopharmaceuticals Inc	Epizyme, Inc.	Tetraphase Pharmaceuticals Inc
Ardelyx	Glyconimetics Inc	TG Therapeutics, Inc.
Atara Biotherapeutics, Inc.	Kala Pharmaceuticals, Inc.
Axovant Sciences Ltd.	Karyopharm Therapeutics Inc.
Arnosti provided the Compensation Committee with its recommendations regarding NEO total direct compensation based on the benchmarking work it performed. The Compensation Committee considered the advice from Arnosti where appropriate and in conjunction with its own assessment of competitive compensation requirements, the Compensation Committee adjusted base salary levels as indicated in section 3.1.5.
The Company has engaged Willis Towers Watson US LLC ("WTW") to assist with its determination of compensation for the 2020 financial year. WTW was first engaged in September 2019.
In general, the Company aims to achieve competitive compensation based on the comparator group. Individual elements comprise base salary, bonus and total direct compensation (total cash compensation plus long-term incentive awards).
The elements of compensation are targeted at ensuring that the compensation paid by the Company to its executive officers remains in a reasonably competitive range as compared to its comparator group. In 2019, base salary for each of Mr. Bourgeault, Dr. Solomons and Dr. Eglite was approximately at the 25th percentile for comparable roles in the comparator group. In addition, the percentage of salary payable as a bonus to each of these NEOs was approximately at the 50th percentile for comparable roles in the comparator group. Further, the number of stock options granted as equity awards to each of the NEOs, were between the 50th and 60th percentile for comparable roles in the comparator group based on equity ownership awards to comparable roles in the comparator group.
Mr. Greenleaf and Mr. Donley were hired in 2019 and as such, their compensation was based off of different factors than the other NEOs.
The determination of Mr. Greenleaf’s base salary was a result of negotiation between the Company and Mr. Greenleaf, and based on a number of factors, including the salary of Dr. Glickman (the Company’s prior CEO), Mr. Greenleaf’s existing salary at his then-place of employment, and a comparison with the comparator group. Mr. Greenleaf’s potential annual bonus is identical to Dr. Glickman’s annual bonus potential.
The determination of Mr. Donley’s base salary was a result of negotiation between the Company and Mr. Donley, and based on a number of factors, including Mr. Donley’s existing salary at his then-place of employment, a review of salaries as against the comparator group, and the compensation of the Company’s other executive officers. Mr. Donley’s potential annual bonus is identical to the annual bonus potential of the Company’s other executive officers.
The stock options granted as equity awards for Messrs. Greenleaf and Donley in 2019 were atypical, as they were both hired during 2019 and as such were recipients of initial incentive award grants. It is anticipated that future stock options awarded to these individuals will be more in line with annual grants made by the Company, noting that Mr. Donley’s option grant was generally in line with initial option grants made upon hiring of prior executive officers of the Company.
Executive Compensation-Related Fees
Aurinia was billed $11,250 in 2018 and $5,000 in 2019 by Arnosti for executive compensation consulting services related to the 2019 compensation review. The Company was billed $57,207 in 2019 and $7,259 to date in 2020 by WTW for executive compensation consulting services related to the 2020 compensation review.
All Other Fees
The Company did not pay any fees to Arnosti, WTW or any other compensation consultant for any other consulting services in 2018 or 2019.

3.1.2    Managing Compensation Risk
On an annual basis, or otherwise more frequently as circumstances require, the Compensation Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in NEO’s and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company. The compensation plan and program utilized for the NEOs in 2019 considered both short-term incentives and long-term incentives to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.
2019 Executive Compensation Elements
For the fiscal year ended December 31, 2019, the principal components of compensation for the Company’s CEO and the other NEOs consisted of base salary, annual cash incentive bonus program and an equity-based program consisting of stock option grants.

a)	Base Salary
On April 29, 2019, Mr. Peter Greenleaf was appointed President and CEO of the Company with a base salary of US $650,000 per year. See also "Employment Contracts with Named Executive Officers". Mr. Greenleaf's base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Mr. Greenleaf’s experience and expertise, the needs of the Company, the compensation of the previous CEO, and CEO compensation with pharmaceutical companies of a similar size and nature.
On July 15, 2019, Mr. Matthew Donley was appointed Executive Vice President, Internal Operations and Strategy with a base salary of US $370,000 per year. See also "Employment Contracts with Named Executive Officers". Mr. Donley's base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation, the Compensation Committee considered Mr. Donley's experience and expertise, the needs of the Company, and compensation with pharmaceutical companies of a similar size and nature.
The base salary levels for the other NEOs of the Company are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the NEOs for 2019 were determined primarily on the basis of the Compensation Committee’s review of an independent compensation review conducted in the fourth quarter of 2018. See "Employment Contracts with Named Executive Officers" for the base salary information.
b)     Annual Cash Incentive Bonus Program
The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards individual performance that leads to the achievement of annual corporate objectives.
The executive officers, pursuant to their employment agreements, are entitled to receive a target annual cash bonus. The 2019 annual cash bonus target for the CEO was 70% of base salary and 40% for the other NEOs, which was unchanged from 2018. However, the actual cash bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual cash bonus that each NEO may be entitled to under the incentive program and may be subject to further adjustments at the discretion of the Compensation Committee and the Board.
After the end of the year, the Compensation Committee reviewed and approved bonuses to be paid based on the achievement of the performance objectives that had been set and approved by the Compensation Committee at the beginning of the 2019 fiscal year. The Company accrued the amount of the approved bonuses in 2019 as they were earned by the NEOs during the year. The Company paid the bonuses in the first quarter of 2020.
At the beginning of 2019, key corporate objectives were set by the Board to represent a broad range of activities that span the Company’s business. The weights are intended to reflect the relative priority, importance and impact of each objective on the Company’s success.

For 2019, the Company’s corporate objectives were as follows:

(i)	Clinical and regulatory objectives
Clinical and regulatory activities were a major focus of the 2019 corporate objectives. These objectives included target dates related to the completion of the AURORA Phase 3 LN clinical trial, VOS Phase 2b trial initiation and DDI study completion. A total of 80% of the corporate objectives was allocated to the clinical and regulatory components.

(ii)	Other objectives
Other objectives comprised 20% of the 2019 corporate objectives and were focused on financing targets, and pre-commercial and business development objectives. Measurement of these objectives was based on internal metrics.
The Company in 2019 commenced the process of shifting from a research and development organization into a commercial one with the acquisition of key leaders with significant commercial experience, achieved positive AURORA Phase 3 LN results on schedule and successfully raised $191.7 million in a public offering upon release of the AURORA data.
In addition to the positive Phase 3 AURORA trial results the Company also achieved additional clinical objectives, against the targeted achievement levels by completing of the DDI study during the year, completing the VOS Dry eye Phase 2a early in 2019 and commencing a VOS Phase 2b dry eye trial in the second half of 2019.
As a result of these significant achievements, the Compensation Committee determined that a 120% score appropriately reflected the Company’s overall strong corporate performance results.
Mr. Greenleaf, as President and CEO, was eligible, pursuant to his employment agreement, for a bonus based on 70% of base salary earned in 2019, upon achieving specific corporate performance objectives as approved by the Board. For the year ended December 31, 2019, he earned a bonus of $368,137 based on the overall corporate performance result of 120%.
For the year ended December 31, 2019, Mr. Bourgeault , Dr. Solomons and Dr. Eglite were entitled to receive bonuses based on 40% of base salary weighted as 60% against corporate objectives as noted above and 40% against personal objectives, as agreed and approved by the CEO and the Compensation Committee. The Compensation Committee awarded bonuses to these NEOs, which ranged from 112% to 116% of the combined corporate and personal objectives for 2019.
For the year ended December 31, 2019, Mr. Bourgeault, Dr. Solomons and Dr. Eglite earned bonuses of $122,927, $172,494, and $163,220, respectively, related to the achievement of 2019 objectives.
Mr. Donley was eligible, pursuant to his employment agreement, for a bonus based on 40% of his annual base salary. As Mr. Donley was hired on July 15, 2019, his bonus for 2019 was based solely on the achievement of the corporate performance objectives as noted above. For the year ended December 31, 2019, he earned a bonus of $177,600 based on the overall corporate performance result of 120%.
c)     Option-based Awards
Under the Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees and consultants of the Company or any of its subsidiaries. The exercise price of options under the Stock Option Plan must not be less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant.
The Company makes grants under the Stock Option Plan on a prospective going-forward basis. The options granted to officers and other key employees are granted by the Compensation Committee, other than options to be granted to the CEO or directors, which are granted by the Board. In determining whether or not to make option grants, the Board, the Compensation Committee and the CEO take into account previous and other awards of stock options to the grantees, relative ownership position and length of service to the Company.

The number of stock options granted to the NEOs in 2019 was as follows:

Mr. Peter Greenleaf	1,600,000	(1)
Mr. Dennis Bourgeault	70,000
Mr. Matthew Donley	250,000	(2)
Dr. Neil Solomons	70,000
Dr. Erik Eglite	87,500
Notes:

(1)	Issued under an option commitment on April 29, 2019 as an inducement to enter into full time employment with the Company.

(2)	As discussed in "Compensation Discussion and Analysis", Mr. Donley was hired in July 2019 and these options were issued as an inducement to his employment.
3.1.3    Performance Graph
The following chart sets out the performance of the Common Shares on the TSX for the past five years, as compared to the most appropriate indexes (the S&P TSX Composite Index and NASDAQ Biotechnology Index), assuming an investment of $100 at the beginning of such period.
The values set out in the graph below have been adjusted to reflect the consolidation having occurred throughout the entire period.

$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$-
2014
2015
2016
2017
2018
2019
Aurinia
S&P TSX Composite
NASDAQ Biotechnology Index

	2014	2015	2016	2017	2018	2019
Aurinia	$100.00	$83.86	$68.19	$137.83	$223.61	$633.49
S&P TSX Composite	$100.00	$88.91	$104.48	$110.93	$97.88	$116.61
NASDAQ Biotechnology Index	$100.00	$110.50	$86.54	$106.21	$94.72	$118.19

The trend in overall compensation paid to the NEO’s over the past five years has generally not tracked the performance of the market price of the Common Shares nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Common Shares as a component in any part of the Company’s executive compensation program and strategy. As the Company is currently a research and development company, the Company requires significant employee contribution for long periods while it conducts research, the efforts and value of which are unlikely to be fully reflected in the Company’s market price until such time as the research and development is completed and announced. Demonstrative of this fact, the Company’s share price had a dramatic increase at the end of 2019 following the release of the positive results of the Company’s Phase 3 clinical trial for the use of voclosporin in lupus nephritis and the completion of a $191.7 million public offering. The Company continues to believe that such increase is a reflection of the years of efforts of its employees, and not simply a reflection of a single year’s worth of success.
3.1.4    Anti-Hedging Protection
The Company has a written code of business conduct (the "Code") for its directors, officers and employees, which is filed on the Company’s website at www.auriniapharma.com. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, directors and senior officers of the Company on March 8, 2012. This policy specifically prohibits a director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any Common Shares granted as compensation or held, directly or indirectly, by the NEO or director.
3.1.5    Summary Compensation Table
The following table details the compensation information for each of the Company’s three most recently completed financial years for the NEOs.

Name and principal position	Year	Salary ($)(3)	Share-based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)		Pension value(20) ($)	All other compensation(18) ($)	Total compensation ($)
					Annual incentive plans(5)	Long-term incentive plans
Mr. Peter Greenleaf President and CEO(1)	2019	438,258	Nil	4,176,172(6)	618,137(19)	Nil	4,063	Nil	5,236,630
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Richard Glickman Former President and CEO(2)	2019	188,443	Nil	Nil	131,910	Nil	Nil	Nil	320,353
	2018	544,250	Nil	914,874(9)	343,000	Nil	Nil	Nil	1,802,124
	2017	465,628	Nil	2,249,019(12)	396,568(17)	Nil	Nil	Nil	3,111,215
Mr. Dennis Bourgeault Chief Financial Officer	2019	270,145	Nil	180,784(7)	126,205	Nil	2,071	Nil	579,205
	2018	242,969	Nil	351,432(10)	86,220	Nil	Nil	Nil	680,621
	2017	215,528	Nil	374,836(13)	90,956	Nil	Nil	Nil	681,320
Dr. Neil Solomons Chief Medical Officer	2019	371,754	Nil	180,784(7)	177,094	Nil	7,125	Nil	736,757
	2018	340,351	Nil	410,004(11)	130,856	Nil	Nil	Nil	881,211
	2017	329,375	Nil	325,572(14)	137,233	Nil	Nil	Nil	792,180
Dr. Erik Eglite SVP, U.S. General Counsel and Chief Corporate Compliance Officer	2019	364,200	Nil	225,980(8)	163,220	Nil	8,498	Nil	761,898
	2018	275,000	Nil	351,420(10)	105,600	Nil	Nil	Nil	732,020
	2017	181,827	Nil	1,205,917(15)	53,327	Nil	Nil	Nil	1,441,071
Mr. Matthew Donley Executive VP, Internal Operations & Strategy(21)	2019	168,299	Nil	598,154(16)	177,600	Nil	1,850	Nil	945,903
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)
Mr. Greenleaf was appointed President and CEO of the Company on April 29, 2019. The 2019 salary amount represents remuneration paid to Mr. Greenleaf from April 29, 2019 to December 31, 2019. Mr. Greenleaf did not receive any additional remuneration relating to his position as a director upon his appointment as President and CEO.

(2)
Dr. Glickman did not receive any additional remuneration relating to his position as a director or as the Chairman of the Board in 2017, 2018 or 2019. Dr. Glickman's 2017 salary was for the period between February 6, 2017 (the date he was appointed Chief Executive Officer) and December 31, 2017. Dr. Glickman resigned as President and CEO and Director of the Company on April 29, 2019.

(3)	The salaries of Messrs. Bourgeault and Solomons are paid in Canadian dollars which is converted into US dollars at an average monthly rate.

(4)
Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule.

(5)	The annual cash incentive amounts for Messrs. Bourgeault and Solomons are calculated initially in Canadian dollars and converted into US dollars at the year-end rate.

(6)	Calculation based on 1,600,000 options at an exercise price of CDN$8.45; Black-Scholes valuation factor = CDN$3.5119 - converted into US$ at a rate of US$1.00 = CDN$1.3455.

(7)	Calculation based on 70,000 options at an exercise price of CDN$8.04; Black-Scholes valuation factor = CDN$3.4248 - converted into US$ at a rate of US$1.00 = CDN$1.3261.

(8)	Calculation based on 87,500 options at an exercise price of CDN$8.04; Black-Scholes valuation factor = CDN$3.4248 - converted into US$ at a rate of US$1.00 = CDN$1.3261.

(9)	Calculation based on 400,000 options at an exercise price of CDN$6.42; Black-Scholes valuation factor = CDN$2.8314- converted into US$ at a rate of US$1.00 = CDN$1.2379.

(10)	Calculation based on 150,000 options at an exercise price of CDN$6.52; Black-Scholes valuation factor = CDN$2.8800 - converted into US$ at a rate of US$1.00 = CDN$1.2293.

(11)	Calculation based on 175,000 options at an exercise price of CDN$6.52; Black-Scholes valuation factor = CDN$2.8800 - converted into US$ at a rate of US$1.00 = CDN$1.2293.

(12)
Calculation based on 1,050,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141. These options were granted in connection with the appointment of Dr. Glickman as the Company’s Chief Executive Officer.

(13)	Calculation based on 175,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141.

(14)	Calculation based on 152,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141.

(15)	Calculation based on 280,000 options at an exercise price of CDN$8.10; Black-Scholes valuation factor = CDN$5.5933 - converted into US$ at a rate of US$1.00 - CDN$1.2987.

(16)	Calculation based on 250,000 options at an exercise price of CDN$7.85; Black-Scholes valuation factor = CDN$3.1817 - converted into US$ at a rate of US$1.00 = CDN$1.3298.

(17)	Represents the one-time bonus of $50,000 paid to Dr. Glickman upon entering into his employment agreement, plus the 2017 earned bonus of $346,568.

(18)
The total amount of other annual compensation including perquisites for the remaining NEO’s on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation.

(19)	Includes the one-time signing bonus of $250,000 paid to Mr. Greenleaf upon entering into his employment agreement.

(20)	Represents the Company's contributions to the Group RRSP or 401(k) Plan, as applicable, as described under the heading "Pension Plan Benefits".

(21)	Mr. Donley commenced employment on July 15, 2019 and therefore his 2019 salary amount represents remuneration paid to Mr. Donley from July 15, 2019 to December 31, 2019.
3.1.6    Narrative Discussion of Compensation
The following is a summary of the employment agreements for each of the NEOs of the Company:
Mr. Peter Greenleaf, President and CEO (Effective April 29, 2019)
On April 11, 2019, Mr. Peter Greenleaf entered into an employment agreement with the Company for the position of President and CEO commencing on April 29, 2019. The agreement provides that Mr. Greenleaf devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis and that he will serve as a member of the Board. In addition to his base salary of $650,000, Mr. Greenleaf received a signing bonus of $250,000 conditional upon his remaining employed by the Company for a period of 12 months from April 29, 2019. Mr. Greenleaf is eligible to receive a performance bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determines that the Company’s performance had met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme.

Mr. Greenleaf also received an initial grant of 1,600,000 stock options in connection with signing. In addition, Mr. Greenleaf is entitled to participate in the Company’s benefit program and to vacation of 30 business days per year. The base salary is reviewed annually by the Board.
Mr. Greenleaf’s base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Mr. Greenleaf’s experience and expertise, the needs of the Company, the compensation of the previous CEO, and CEO compensation with pharmaceutical companies of a similar size and nature.
Pursuant to Mr. Greenleaf’s employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Mr. Greenleaf’s employment is terminated by the Company without cause, he is entitled to receive continuing payments of severance pay for a period of 12 months, plus one additional month for each full year of employment, up to a maximum of 18 months in the aggregate, equal to his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, to the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement for the duration of the severance period. Any options forming part of the initial option grant that are unvested as of the termination date, but would have vested during the severance period, would immediately vest upon termination.

(b)
In the event that Mr. Greenleaf’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Mr. Greenleaf is entitled to receive a lump sum payment equal to 18 months of his then current base salary, and if awarded and payable, the target bonus for the year of termination. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All of Mr. Greenleaf’s unexercised stock options will immediately vest upon the termination of his employment and shall be fully exercisable in accordance with the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dr. Richard M. Glickman, Former Chairman, President and CEO
On February 6, 2017, Dr. Glickman entered into an employment agreement with the Company for the position of CEO. In addition to the base salary, Dr. Glickman was also eligible to receive a cash bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determined that the Company’s performance had met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. In addition, Dr. Glickman was entitled to participate in the Company’s benefits program and to vacation of 30 business days per year. The base salary is reviewed annually by the Board. Dr. Glickman agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Dr. Glickman’s employment agreement, termination and change of control benefits were as follows:

(a)
In the event that Dr. Glickman’s employment is terminated by the Company without cause after the first year of his employment, he is entitled to receive a payment in lieu of notice equivalent to 12 months of his then current base salary, plus one additional month’s base salary for each full year of employment beyond the first 12 months of employment, up to a maximum of 18 months. If some or all bonus objectives have been satisfied prior to his last day of work for the Company, he will be entitled to a performance bonus pursuant to the performance bonus section of the employment agreement for the year of termination, with the amount to be determined based on the objectives satisfied. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. Notwithstanding the terms of the Company’s Stock Option Plan, all vested stock options will be extended to the original expiry date of the vested stock options.

(b)
In the event that Dr. Glickman’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Dr. Glickman is entitled to receive a lump sum payment in lieu of notice equal to 18 months of his then current base salary, and if awarded and payable, the bonus for that year. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All of Dr. Glickman’s unexercised stock options will immediately vest upon the termination of his employment and shall be fully exercisable in accordance with the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(c)
On April 29, 2019, Dr. Richard Glickman, who previously announced his plans to retire on November 6, 2018, resigned from his position as an officer and director of the Company. The Company entered into a retirement transition agreement with him (the "Retirement Agreement") whereby Dr. Glickman agreed to remain as an advisor to the Company’s new CEO for a period of 12 months from the date he ceased his duties as CEO. Pursuant to the Retirement Agreement, Dr. Glickman was entitled to receive the cash bonus he would have been eligible to receive pursuant to his employment agreement had he not retired, such bonus to be pro-rated to May 6, 2019. The bonus paid to Dr Glickman in the amount of $131,910 was calculated at 70% of base salary earned for the period January 1, 2019 to May 6, 2019. He received a 3% cost of living salary increase effective January 1, 2019. He received no new stock option grants in 2019. However, any stock options that remained unvested as at May 6, 2019 from previous years' option grants will vest equally on the last day of each month (over 12 months) during which Dr. Glickman has made himself reasonably available to the Company’s new CEO. All Dr. Glickman's vested options will be permitted to be exercised for a period of 15 months following May 6, 2019. Pursuant to the Retirement Agreement, Dr. Glickman continues to be bound by the non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions of the employment agreement, with the exception that the restrictive covenants have been extended from six months to 12 months from May 6, 2019.

Mr. Dennis Bourgeault, CFO
Mr. Dennis Bourgeault entered into a new employment agreement effective October 1, 2018 respecting his employment as an executive of the Company, replacing the previous employment contract entered into on June 19, 2009. The agreement provides that Mr. Bourgeault will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed annually by the Company. Mr. Bourgeault is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Bourgeault is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Mr. Bourgeault is entitled to participate in the Company’s benefits program and to paid vacation of 30 business days per year.
Mr. Bourgeault is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, Mr. Bourgeault will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and his entitlement to further royalty or sales payments shall end. The entitlement to receive any payments pursuant to this section will immediately end if Mr. Bourgeault is terminated with cause. Should his employment be terminated without "cause", Mr. Bourgeault will have a continuing right to receive payments pursuant to this section. Further, in the event his employment ends after October 1, 2019 as a result of (i) resignation for "good reason" (ii) retirement or (iii) a frustration of contract arising from a disability, Mr. Bourgeault will be entitled to receive payments pursuant to this section. Notwithstanding any of the foregoing, Mr. Bourgeault’s right to receive payments pursuant to this section shall immediately terminate upon death. Dennis Bourgeault agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Mr. Bourgeault’s employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Mr. Bourgeault’s employment is terminated by the Company without cause or by the executive for "good reason", Mr. Bourgeault is entitled to receive a cash payment in lieu of notice equivalent to 18 months of his annualized base salary then in effect, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. All of Mr. Bourgeault’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)
In the event that Mr. Bourgeault’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Mr. Bourgeault is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his annualized base salary then in effect, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12-month period. All of Mr. Bourgeault’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dr. Neil Solomons, MD, Chief Medical Officer
On September 12, 2012, Dr. Neil Solomons entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Medical Officer. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Dr. Solomons will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Dr. Solomons is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Solomons is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Dr. Solomons is entitled to participate in the Company’s benefits program and to paid vacation of 30 business days per year. Dr. Neil Solomons agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Dr. Solomons’ employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Dr. Solomons’ employment is terminated by the Company without cause, he will be entitled to receive a payment in lieu of notice equivalent to 12 months of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Dr. Solomons’ unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)
In the event that Dr. Solomons’ employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Dr. Solomons is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12-month period. All of Dr. Solomons’ unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dr. Erik Eglite, Senior Vice President, U.S. General Counsel and Chief Compliance Officer
On July 3, 2017, Dr. Erik Eglite entered into an employment agreement with the Company for the position of Senior Vice President, U.S. General Counsel and Chief Corporate Compliance Officer. The agreement provides that Dr. Eglite will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Dr. Eglite is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Eglite received an initial grant of 280,000 stock options in connection with commencement of his employment. Dr. Eglite is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Dr. Eglite is entitled to participate in the Company’s benefits program and to paid vacation of 20 business days per year. Dr. Eglite agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Dr. Eglite's employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Dr. Eglite’s employment is terminated by the Company without cause, he is entitled to receive continuing payments of severance pay for a period of six months, plus one additional month for each full year of employment, up to a maximum of 18 months in the aggregate, equal to his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, to the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement for the duration of the severance period. Any options forming part of the initial option grant that are unvested as of the termination date, but would have vested during the severance period, would immediately vest upon termination.

(b)
In the event that Dr. Eglite’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Dr. Eglite is entitled to receive a lump sum payment equal to 12 months of his then current base salary plus one additional month for each full year of employment, up to a maximum of 18 months in the aggregate, and if awarded and payable, the target bonus for the year of termination. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All stock options outstanding at the time of termination, which stock options have not yet vested, will immediately vest upon the termination of his employment and shall be fully exercisable in accordance with the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Mr. Matthew ("Max") Donley, Executive Vice President, Internal Operations and Strategy
On July 15, 2019, Mr. Matthew Donley entered into an employment agreement with the Company for the position of Executive Vice President, Internal Operations and Strategy. The agreement provides that Mr. Donley will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Mr. Donley is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Donley also received an initial grant of 250,000 stock options in connection with signing. In addition, Mr. Donley is entitled to participate in the Company’s benefits program and to paid vacation of 20 business days per year. Mr. Donley agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Mr. Donley's employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Mr. Donley’s employment is terminated by the Company without cause, he is entitled to receive continuing payments of severance pay for a period of six months, plus one additional month for each full year of employment, up to a maximum of 18 months in the aggregate, equal to his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, to the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement for the duration of the severance period. Any options forming part of the initial option grant that are unvested as of the termination date, but would have vested during the severance period, would immediately vest upon termination.

(b)
In the event that Mr. Donley’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Mr. Donley is entitled to receive a lump sum payment equal to 12 months of his then current base salary plus one additional month for each full year of employment, up to a maximum of 18 months in the aggregate, and if awarded and payable, the target bonus for the year of termination. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All stock options outstanding at the time of termination, which stock options have not yet vested, will immediately vest upon the termination of his employment and shall be fully exercisable in accordance with the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.
Estimated Termination Payments
The table below reflects amounts that would have been payable to each NEO if the NEO’s employment had been terminated on December 31, 2019 either (i) without cause, or (ii) following or in connection with a change in control.

	Termination Without Cause			Termination Following Change in Control
	Severance ($)	Accelerated Vesting of Options(9) ($)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options(9) ($)	Continuation of Benefits ($)
Mr. Peter Greenleaf	1,061,333(1)	Nil	12,164	1,386,333(2)	22,336,000	12,164
Mr. Dennis Bourgeault	616,370(3)	Nil	Nil	616,370(3)	1,574,821	4,980
Dr. Neil Solomons	848,558(4)	Nil	7,470	848,558(4)	1,698,305	7,470
Dr. Erik Eglite	427,649(5)	Nil	624	609,749(6)	2,303,064	936
Mr. Matthew Donley	372,838(7)	Nil	5,622	557,838(8)	3,585,000	11,243
Notes:

(1)	Severance amount is comprised of 12 months' salary in the sum of $650,000, plus accrued bonus of $368,137 and accrued vacation pay of $43,196. The bonus was paid out in the first quarter of 2020.

(2)	Severance amount is comprised of 18 months’ salary in the sum of $975,000 plus accrued bonus of $368,137 and accrued vacation pay of $43,196. The bonus was paid out in the first quarter of 2020.

(3)	Severance amount is comprised of 18 months’ salary in the sum of $405,217 plus accrued bonus of $126,205 and accrued vacation pay of $84,947. The bonus was paid out in the first quarter of 2020.

(4)	Severance amount is comprised of 18 months’ salary in the sum of $557,631 plus accrued bonus of $177,094 and accrued vacation pay of $118,433. The bonus was paid out in the first quarter of 2020.

(5)	Severance amount is comprised of 8 months’ salary in the sum of $242,800 plus accrued bonus of $163,220 and accrued vacation pay of $21,629. The bonus was paid out in the first quarter of 2020.

(6)	Severance amount is comprised of 14 months’ salary in the sum of $424,900 plus accrued bonus of $163,220 and accrued vacation pay of $21,629. The bonus was paid out in the first quarter of 2020.

(7)	Severance amount is comprised of 6 months’ salary in the sum of $185,000 plus accrued bonus of $177,600 and accrued vacation pay of $10,238. The bonus was paid out in the first quarter of 2020.

(8)	Severance amount is comprised of 12 months’ salary in the sum of $370,000 plus accrued bonus of $177,600 and accrued vacation pay of $10,238. The bonus was paid out in the first quarter of 2020.

(9)
Represents the value of unvested in-the-money options that would vest upon termination of employment as at December 31, 2019. Closing share price on TSX on December 31, 2019 was CDN$26.29 = US$20.24, converted to US$ at a rate of US$1.00 = CDN$1.2987.

3.1.7    Incentive Plan Awards
a)    Outstanding Share-Based Awards and Option Based Awards
The following table indicates for each of the NEOs all awards outstanding at the end of the 2019 financial year.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mr. Peter Greenleaf	1,600,000	6.28	April 29, 2029	22,336,000	Nil	Nil	Nil
Mr. Dennis Bourgeault	70,000	6.06	January 29, 2029	992,600	Nil	Nil	Nil
	150,000	5.30	February 1, 2028	2,241,000	Nil	Nil	Nil
	175,000	3.20	February 9, 2027	2,982,000	Nil	Nil	Nil
	40,000	3.02	March 30, 2021	688,800	Nil	Nil	Nil
	93,337	3.40	August 17, 2020	1,571,795	Nil	Nil	Nil
Dr. Neil Solomons	70,000	6.06	January 29, 2029	992,600	Nil	Nil	Nil
	175,000	5.30	February 1, 2028	2,614,500	Nil	Nil	Nil
	152,000	3.20	February 9, 2027	2,590,080	Nil	Nil	Nil
	40,000	3.02	March 30, 2021	688,800	Nil	Nil	Nil
Dr. Erik Eglite	87,500	6.06	January 29, 2029	1,240,750	Nil	Nil	Nil
	150,000	5.30	February 1, 2028	2,241,000	Nil	Nil	Nil
	280,000	6.24	July 5, 2027	3,920,000	Nil	Nil	Nil
Mr. Matthew Donley	250,000	5.90	August 19, 2029	3,585,000	Nil	Nil	Nil
Notes:

(1)
Closing share price on TSX on December 31, 2019 was CDN$26.29 = US$20.24. The value of unexercised in-the-money options was determined using the TSX closing price multiplied by the number of options converted to US dollars at a rate of US$1.00 = CDN$1.2987.

(2)
Option exercise price was determined based on the Canadian dollar exercise price at the time of the grant converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

b)    Value Vested or Earned on Incentive Plan Awards during the Most Recently Completed Fiscal Year
The following table indicates for each of the NEOs the value on vesting of all awards during the 2019 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested (#)	Value vested during the year(1) ($)
Mr. Peter Greenleaf	Nil	Nil	Nil	Nil
Mr. Dennis Bourgeault	140,417	352,936	Nil	Nil
Dr. Neil Solomons	141,083	337,471	Nil	Nil
Dr. Erik Eglite	183,438	249,150	Nil	Nil
Mr. Matthew Donley	Nil	Nil	Nil	Nil
Dr. Richard Glickman	462,500	1,494,877	Nil	Nil
Note:

(1)
The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting and has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

3.2    COMPENSATION OF DIRECTORS
As at December 31, 2019, the Board consisted of seven non-executive directors (Dr. David Jayne, Dr. George M. Milne, Jr., Mr. Joseph Hagan, Dr. Michael Hayden, Dr. Daniel Billen, Mr. Hector R. MacKay-Dunn and Ms. Jill Leversage) in addition to Mr. Peter Greenleaf, President and CEO.
Summary Compensation Table:
The following table provides details of the total compensation awarded to the directors who were not NEOs of the Company during the 2019 financial year.

Name	Earned Fees ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. George M. Milne, Jr.	91,476	Nil	143,443(2)	Nil	Nil	Nil	234,919
Dr. Daniel Billen	33,750	Nil	170,367(3)	Nil	Nil	105,000(8)	309,117
Mr. Joseph Hagan	65,000	Nil	117,342(4)	Nil	Nil	Nil	182,342
Dr. Michael Hayden	77,500	Nil	117,342(4)	Nil	Nil	Nil	194,842
Dr. David Jayne	54,375	Nil	117,342(4)	Nil	Nil	Nil	171,717
Ms. Jill Leversage	10,000	Nil	116,980(5)	Nil	Nil	Nil	126,890
Mr. R. Hector MacKay-Dunn	37,500	Nil	132,874(6)	Nil	Nil	Nil	170,374
Mr. Lorin J. Randall	42,500	Nil	77,479(7)	Nil	Nil	Nil	119,979
Dr. Benjamin Rovinski	31,250	Nil	77,479(7)	Nil	Nil	Nil	108,729
Dr. Hyuek Joon Lee	58,723	Nil	117,342(4)	Nil	Nil	Nil	176,065
Notes:

(1)
Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule.

(2)
Calculation based on 30,000 options at an exercise price of CDN$8.04, Black-Scholes valuation factor = CDN$3.4248 – converted into US$ at a rate of US$1.00 = CDN$1.3261; plus 10,000 options at an exercise price of CDN$8.45, Black-Scholes valuation factor = CDN$3.5119 - converted into US$ at a rate of US$1.00 = CDN$1.3455; plus 15,000 options at an exercise price of CDN$8.39, Black-Scholes valuation factor = CDN$3.4744 - converted into US$ at a rate of $1.00 = CDN$1.3074.

(3)
Calculation based on 50,000 options at an exercise price of CDN$8.45, Black-Scholes valuation factor = CDN$3.5119 - converted into US$ at a rate of US$1.00 = CDN$1.3455; plus 15,000 options at an exercise price of CDN$8.39, Black-Scholes valuation factor = CDN$3.4744 - converted into US$ at a rate of $1.00 = CDN$1.3074.

(4)
Calculation based on 30,000 options at an exercise price of CDN$8.04, Black-Scholes valuation factor = CDN$3.4248 – converted into US$ at a rate of US$1.00 = CDN$1.3261; plus 15,000 options at an exercise price of CDN$8.39, Black-Scholes valuation factor = CDN$3.4744 - converted into US$ at a rate of $1.00 = CDN$1.3074.

(5)	Calculation based on 50,000 options at an exercise price of CDN$7.59, Black-Scholes valuation factor = CDN$3.0967 – converted into US$ at a rate of US$1.00 = CDN$1.3236.

(6)	Calculation based on 50,000 options at an exercise price of CDN$8.39, Black-Scholes valuation factor = CDN$3.4744 - converted into US$ at a rate of $1.00 = CDN$1.3074.

(7)	Calculation based on 30,000 options at an exercise price of CDN$8.04, Black-Scholes valuation factor = CDN$3.4248 – converted into US$ at a rate of US$1.00 = CDN$1.3261.

(8)	Represents fees for consulting services provided to the Company during 2019.
Compensation for the directors in such role is determined by the Board. The Board has sought advice from third party advisors in respect to the compensation of the directors, most recently Arnosti in 2018.
In 2019, non-management directors (other than the Lead Director) earned an annual retainer fee of $40,000 for acting as a Board member. Mr. Lorin J. Randall acted as Lead Director until April 29, 2019. The Lead Director earned an annual retainer fee of $65,000. Directors were paid in US dollars at the end of each quarter.
Annual committee compensation for 2019 was as follows:

•	Compensation Committee Chair Retainer: $15,000
Compensation Committee Member Retainer: $5,000

•	Audit Committee Chair Retainer: $15,000
Audit Committee Member Retainer: $7,500

•	Governance Committee Chair Retainer: $10,000
Governance Committee Member Retainer: $5,000

•	Research Committee Chair Retainer: $15,000
Research Committee Member Retainer: $7,500
Effective January 30, 2018, following consultation with Arnosti (including a review of compensation paid to the directors in the Company’s peer group) and upon recommendation of the Compensation Committee, the Board approved an annual grant of 30,000 stock options to non-management Board members and the grant of 50,000 stock options upon the election or appointment of a new Board member.
The Company granted 30,000 stock options on January 29, 2019 at a price of $6.06 (CDN$8.04) to each of the then non-management directors, Dr. Milne, Dr. Jayne, Dr. Hayden, Mr. Hagan, Dr. Rovinski, Mr. Randall and Dr. Lee. On April 29, 2019, the Company granted Dr. Billen 50,000 stock options at a price of $6.28 (CDN$8.45) related to his appointment as a new Board member in 2019. On July 3, 2019, the Company granted Mr. MacKay-Dunn 50,000 stock options at a price of $6.42 (CDN$8.39) related to his appointment as a new Board member in 2019. On November 19, 2019, the Company granted Ms. Leversage 50,000 stock options at a price of $5.73 (CDN$7.59) related to her appointment as a new Board member in 2019. All of the director options are exercisable for ten years and vest in equal amounts over 12 months.
In February 2019, the Board determined to tie the annual grant of stock options to directors to the date of the annual general meeting of the Company, rather than at the commencement of a new year. In order to accommodate this change in practice, a grant of half of the annual stock option grant was issued to the incumbent directors on July 3, 2019 subsequent to the annual general meeting of Shareholders held on June 26, 2019.

Outstanding Share-Based Awards and Option-Based Awards
The following table indicates all awards outstanding at the end of the 2019 financial year for each of the directors who were not NEOs.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. George M. Milne, Jr.	15,000	6.42	July 3, 2029	207,300	Nil	Nil	Nil
	10,000	6.28	April 29, 2029	139,600	Nil	Nil	Nil
	30,000	6.06	January 29, 2029	425,400	Nil	Nil	Nil
	30,000	5.19	February 5, 2028	451,500	Nil	Nil	Nil
	50,000	6.40	June 23, 2027	692,000	Nil	Nil	Nil
Dr. Daniel Billen	15,000	6.42	July 3, 2029	207,300	Nil	Nil	Nil
	50,000	6.28	April 29, 2029	698,000	Nil	Nil	Nil
Mr. Joseph Hagan	15,000	6.42	July 3, 2029	207,300	Nil	Nil	Nil
	30,000	6.06	January 29, 2029	435,400	Nil	Nil	Nil
	50,000	5.09	February 9, 2028	757,500	Nil	Nil	Nil
Dr. Michael Hayden	15,000	6.42	July 3, 2029	207,300	Nil	Nil	Nil
	30,000	6.06	January 29, 2029	425,400	Nil	Nil	Nil
	50,000	5.46	February 22, 2028	739,000	Nil	Nil	Nil
Dr. David Jayne	15,000	6.42	July 3, 2029	207,300	Nil	Nil	Nil
	30,000	6.06	January 29, 2029	435,400	Nil	Nil	Nil
	30,000	5.19	February 5, 2028	451,500	Nil	Nil	Nil
	20,000	6.95	April 26, 2027	265,800	Nil	Nil	Nil
	10,000	3.62	February 16, 2027	166,200	Nil	Nil	Nil
	10,000	3.00	March 23, 2021	172,400	Nil	Nil	Nil
	16,200	3.47	June 2, 2020	271,674	Nil	Nil	Nil
Ms. Jill Leversage	50,000	5.73	November 19, 2029	725,500	Nil	Nil	Nil
Mr. R. Hector MacKay-Dunn	50,000	6.42	July 3, 2029	691,000	Nil	Nil	Nil
Mr. Lorin J. Randall	30,000	5.19	June 26, 2020	451,500	Nil	Nil	Nil
Notes:
(1)    Closing share price on TSX on December 31, 2019 was CDN$26.29 = US$20.24, converted to US$ at a rate of US$1.00 = CDN$1.2987.
(2)    Option exercise price has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:
The following table indicates the value on vesting of all awards during the 2019 financial year for each of the directors who were not NEOs.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested(1) (#)	Value vested during the year(2) ($)
Dr. George M. Milne, Jr.	45,417	76,077	Nil	Nil
Dr. Daniel Billen	39,583	72,105	Nil	Nil
Mr. Joseph Hagan	42,083	69,232	Nil	Nil
Dr. Michael Hayden	42,083	69,232	Nil	Nil
Dr. David Jayne	38,750	62,077	Nil	Nil
Ms. Jill Leversage	4,167	56,761	Nil	Nil
Mr. R. Hector MacKay-Dunn	20,833	7,202	Nil	Nil
Mr. Lorin J. Randall	15,000	15,971	Nil	Nil
Dr. Benjamin Rovinski	15,000	15,971	Nil	Nil
Dr. Hyuek Joon Lee	28,750	17,348	Nil	Nil
Notes:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.

(2)	The value vested during the year has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.
3.3    EQUITY COMPENSATION PLAN
3.3.1    Stock Option Plan
The following is a summary of the material terms of the current Stock Option Plan (certain elements of which are proposed to be amended, as described earlier in this Circular under the heading “Approval of Amendments to Stock Option Plan (Equity Incentive Plan)” and set out in full in Appendix "D" to this Circular):

•
Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan, and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

•
Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 12.5% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance. As at the Record Date, an aggregate of 8,216,442 Common Shares (or 7.3% of the total number of issued and outstanding Common Shares) are issuable under the Stock Option Plan pursuant to outstanding options leaving a total of 5,848,250 Common Shares (or 5.2% of the total number of issued and outstanding Common Shares) issuable under the Stock Option Plan.

•
Eligible Persons. "Service Providers" are eligible to receive grants of options under the Stock Option Plan. "Service Providers" is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•
Shareholder Approval. The unallocated entitlements under the Stock Option Plan must be approved by the Shareholders every three years. The Shareholders last re-approved the unallocated entitlements under the Stock Option Plan on June 21, 2017. Shareholder approval of the unallocated entitlements is being sought at this Meeting.

•
Grants to One Person. The number of Common Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of grant less any Common Shares reserved for issuance to such person under share compensation arrangements other than the Stock Option Plan.

•
Insiders. Without the prior approval of the Shareholders, the number of Common Shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period.

•
Exercise Price. The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant).

•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the Stock Option Plan will have a maximum term of ten years from their date of grant.

•
No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable other than in the case of death where the applicable options will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death and the expiry date of such options.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

◦
in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

◦
in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

◦
generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate.

•
Acceleration of Vesting. Notwithstanding the above disclosure under the heading "Termination of Exercise Right", if an employee optionee's employment terminates by reason of death or disability or without cause, and such employee was continuously employed by the Company for a minimum of three (3) years, any options held by such employee shall become fully vested and exercisable and may thereafter be exercised during the time periods set out above.

•	Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

•
Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out, the expiry date of the option will be extended to ten business days after the trading restrictions are lifted.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

◦	an increase to the aggregate percentage of securities issuable under the Stock Option Plan;

◦	a reduction in the exercise price of an outstanding option;

◦	an extension of the term of any option beyond the expiry date;

◦	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan;

◦	amendment to the individuals eligible to receive options under the Stock Option Plan;

◦
an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

◦	an amendment which is required to be approved by Shareholders under applicable law (including, without limitation, applicable TSX policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without Shareholder approval for the following:

◦	amendments of a "housekeeping" nature;

◦	amendments necessary to comply with the provisions of applicable law;

◦	amendments respecting the administration of the Stock Option Plan;

◦	any amendment to the vesting provisions of the Stock Option Plan or any option;

◦
any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

◦	any amendments necessary to suspend or terminate the Stock Option Plan; and

◦	any other amendment not requiring Shareholder approval under applicable law (including, without limitation, applicable TSX policies).
The Company has not provided any financial assistance to participants under the Stock Option Plan to facilitate the purchase of securities under the Stock Option Plan.
The table below shows the burn rate in respect of stock options for the last three fiscal years, calculated by dividing the number of options granted in the fiscal year by the weighted average number of securities outstanding for the year:

(as at December 31)	2019	2018	2017
Number of options granted	4,120,000	3,003,000	2,728,500
Weighted average number of securities outstanding	93,023,738	84,782,436	76,918,394
Burn Rate (%)	4.43%	3.54%	3.55%
3.3.2    Pension Plan Benefits
Commencing July 1, 2019, the Company offers retirement benefits through capital accumulation plans to employees in Canada and the United States. Each of the NEOs participates in either a group registered retirement savings plan in Canada (the "Group RRSP") or a 401(k) plan in the United States (the "401(k) Plan"). Under the Group RRSP, employee contributions of up to 8% of base salary are matched on a 50% basis (up to 4% of base salary) by contributions from the Company to a maximum of $9,500 Canadian dollars per year. The Company sponsors the 401(k) Plan for eligible employees in the United States and employee contributions of up to 8% of base salary are matched on a 50% basis up to 4% of base salary by contributions from the Company to a maximum of $9,500 per year. As a result of these programs, the Company has no exposure to the financial issues associated with defined benefit plans.

Name and principal position	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Mr. Peter Greenleaf President and CEO	—	4,063	4,063
Dr. Richard Glickman Former President and CEO	—	—	—
Mr. Dennis Bourgeault Chief Financial Officer	—	2,701	2,701
Dr. Neil Solomons Chief Medical Officer	—	7,125	7,125
Dr. Erik Eglite SVP, U.S. General Counsel and Chief Corporate Compliance Officer	—	8,498	8,498
Mr. Matthew Donley Executive VP, Internal Operations & Strategy	—	1,850	1,850

3.4    SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Stock Option Plan as at December 31, 2019.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders Stock Option Plan	6,171,914	4.07(2)	7,802,870
Equity compensation plans not approved by security holders Option Commitment	1,600,000(3)	6.51(4)	n/a
Total:	7,771,914	4.57	7,802,870
Notes:

(1)
Under the Stock Option Plan, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

(2)	Weighted-average exercise price of CDN$5.55 converted into US$ at the Bank of Canada closing rate on December 31, 2019 of US$1.00 = CDN$1.2987.

(3)
1,600,000 options to acquire Common Shares were issued under an option commitment to Peter Greenleaf on April 29, 2019 under section 613(c) of the TSX Company Manual which allows the Company to issue security based compensation without shareholder approval as an inducement to employment to a person not previously employed by the Company to enter into full time employment with the Company. Mr. Greenleaf’s options vest according to a vesting schedule specified in the option commitment, becoming fully vested on the fourth year anniversary of the grant date, for so long as he remains employed by the Company, and may be exercised up to ten years from the grant date at an exercise price of CDN$8.45 per Common Share. While options issued under section 613(c) of the TSX Company Manual are not issued pursuant to the Stock Option Plan, to the extent not otherwise specified in the relevant option commitment, the options will be governed by like terms and conditions as set out in the Stock Option Plan, and such terms are specifically incorporated into the option commitments.

(4)	Exercise price of CDN$8.45 converted into US$ at the Bank of Canada closing rate on December 31, 2019 of US$1.00 = CDN$1.2987.

3.5    INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No current or former directors, officers or employees of the Company, or any proposed nominee for election as a director of the Company as at the date of this Circular is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any other entity (where such indebtedness to the other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company).
PART 4
REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS
Corporate governance is the process and structure used to direct and manage the business and affairs of the Company to achieve the Shareholders’ objectives. The Canadian Securities Administrators (the "CSA") has adopted National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") to provide guidance to Canadian reporting issuers regarding corporate governance. NP 58-201 relates to a number of significant governance issues, including the proper role of the Board, its structure and composition and its relationship with Shareholders and management. The CSA has also adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to NP 58-201, is attached hereto as Appendix "A". The Board has reviewed the disclosure set out in Appendix "A".
The Board continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Board will review and amend, where necessary and appropriate, the Company’s corporate governance practices and eligibility of the members of the Board on each committee.
4.1    COMMITTEES OF THE BOARD
The Board has four standing committees: Audit Committee, Compensation Committee, Governance & Nomination Committee and Research Committee. The following are descriptions of the four standing committees of the Board:
Audit Committee
Members: Ms. Jill Leversage (Chair), Mr. Joseph P. Hagan and Dr. George M. Milne, Jr.
The Audit Committee is presently composed of three directors, all of whom are "financially literate" as that term is defined in National Instrument 52-110 - Audit Committees ("NI 52-110"). Ms. Jill Leversage, Mr. Joseph P. Hagan and Dr. George M. Milne, Jr. are considered independent directors. Please refer to the description of the Audit Committee set out in the Company’s annual information form for the year ended December 31, 2019 (the "AIF"), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.
Compensation Committee
Members: Mr. Joseph P. Hagan (Chair), Dr. Hayden and Mr. Hector R. MacKay-Dunn.
The Compensation Committee is presently composed of three directors, all of whom are independent.
The Compensation Committee is responsible for ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company.
Governance & Nomination Committee
Members: Mr. Hector R. MacKay-Dunn (Chair), Dr. George M. Milne, Jr. and Dr. David Jayne.
The Company’s corporate governance committee (the "Governance & Nomination Committee") is presently composed of three directors all of whom are independent.

The Governance & Nomination Committee assists the Board in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of the Company’s governance practices and policies, considering nominees for the Board and considering any conflicts of interest.
Research Committee
Members: Dr. Michael Hayden (Chair), Dr. David Jayne and Dr. Daniel Billen
The Company’s Research Committee consists of two independent directors. The mandate of the Research Committee is to support the Company’s research initiatives, provide independent review of internal and external programs, and review additional new opportunities, as required.
Communications, Insider Trading, Confidential Information and Disclosure Policies
The Board is committed to an effective communications policy with all stakeholders including Shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a corporate disclosure policy, fraud policy and insider trading policy.
The Audit Committee reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy-related materials and the AIF are reviewed by the executive team and, where appropriate, the Board. Where required, these documents are also approved by the Board.
4.2    INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as described in this Circular, no (i) person who has been a director or executive officer of the Company at any time since the beginning of Company’s the last financial year, (ii) proposed nominee for director, or (iii) associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of directors and in respect of being eligible to be issued securities under the Stock Option Plan that is proposed to be amended in this Circular).
4.3    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
The Company has had no material transaction with an "informed person" (as that term is defined under applicable securities laws).
4.4    SHAREHOLDER PROPOSALS
Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its information circular any matter that the person proposes to raise at an annual meeting.  Any Shareholder who intends to make such a proposal to be considered by the Company for the next annual general and special meeting must have arranged for the Company to receive the proposal no later than March 4, 2021.
4.5    ADDITIONAL INFORMATION
Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.auriniapharma.com, on SEDAR at www.sedar.com or at EDGAR at www.sec.gov.

4.6    APPROVAL BY DIRECTORS
The contents of this Circular and the sending thereof have been approved by resolution of the Board.
DATED this 21st day of April, 2020.
ON BEHALF OF THE BOARD OF DIRECTORS OF AURINIA PHARMACEUTICALS INC.

/s/ Dr. George M. Milne, Jr.	/s/ Peter Greenleaf
Director and Chairman of the Board	Director, President and Chief Executive Officer

APPENDIX "A"
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.
Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to National Instrument 52-110 – Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.
The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
1. Board of Directors – Disclose how the board of directors (the "Board") facilitates its exercise of independent supervision over management, including:
The Board has reviewed the independence of each director of the company as defined in NI 58-101. A director who is independent has no direct or indirect material relationship with the Company, including a relationship, which in the view of the Board could reasonably interfere with the director’s exercise of independent judgment. After having reviewed the role and relationships of each director, the Board has determined that the following directors nominated by management for election to the Board are independent, namely:

Dr. George M. Milne, Jr.
Dr. David R.W. Jayne
Mr. Joseph P. Hagan
Dr. Michael Hayden
Mr. R. Hector MacKay-Dunn
Ms. Jill Leversage
Mr. Timothy P. Walbert

(a) the identity of directors that are independent.
(b) the identity of directors who are not independent, and the basis for that determination.	Mr. Peter Greenleaf	Peter Greenleaf is considered to have a material relationship with the Company by virtue of being the President and CEO of the Company.
	Dr. Daniel Billen	Daniel Billen is considered to not be independent by virtue of being a consultant to the Company.
(c)    whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the Board is independent.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

This information is disclosed in the Circular in Section 2.1.3.
(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The independent directors hold an independent directors' meeting a week prior to each scheduled Board meeting and hold in camera meetings following every meeting of the Board.
(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Dr. George Milne, who has served as an independent director since May 8, 2017, was appointed as Chairman of the Board on April 29, 2019. The Chairman’s primary responsibility is managing the affairs of the Board including ensuring the Board is organized properly, functions effectively, and meets it obligations and responsibilities as set out in the by-laws of the Company and its mandate. The Chairman works to ensure effective relations with the Board, shareholders, other stakeholders and the public.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	This information is disclosed in the Circular in Section 2.1.2.
2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of the Board is attached to this Circular as Appendix "B".
3.    Position Descriptions –
(a)    Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed written position descriptions for the Chairman of the Board and the Chair of each committee of the Board. These position descriptions are reviewed on an annual basis.
(b)    Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board and the CEO have developed a written position description for the CEO. The position description is reviewed on an annual basis.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
4.    Orientation and continuing Education –
(a)    Briefly describe what measures the board takes to orient new directors regarding:
(i)    the role of the board, its committees and its directors;
(ii)    the nature and operation of the issuer’s business.
(b)    Briefly describe what measures, if any, the board takes to provide the continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company has not implemented a "formal" orientation process for its new directors; however new directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business. Newly appointed directors receive an onboarding package and are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, corporate policies, articles and by-laws, as well as other Board materials. In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

5.    Ethical Business Conduct –
(a)    Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i)    disclose how a person or company may obtain a copy of the code;
(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;
(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
(c)    Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters. The Code is available on the Company’s website at www.auriniapharma.com.
The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly financial packages are reviewed and approved by the Audit Committee. The Annual financial package is reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.
For any transactions where a director or executive officer has a material interest, the Board ensures the member discloses such interest and discusses the transaction only once the applicable person is not in attendance.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
6.    Nomination of Directors –
(a)    Describe the process by which the board identifies new candidates for board nomination.
(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nominating process
(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board reviews, on an annual basis, both the size and composition of the Board. In considering nominees for election to the Board, the Board takes into account geographic diversity, and considers the primary markets in which the Company operates, the expertise and experience necessary to support the Company’s strategy and operations and requirements for its Board imposed by law. The Board considers such matters as a candidate’s integrity, independence, and residency. The Board then assesses each potential nominee against the criteria developed by the Board.
The Governance & Nomination Committee is responsible for identifying nominees for election to the Board. The Governance & Nomination Committee is comprised of three directors who are independent.

7.    Compensation –
(a)    Describe the process by which the board determines the compensation for the issuer’s directors and officers.
(b)    Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
(c)    If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is comprised of three independent directors.
The remuneration paid to the directors and officers is reviewed each year by the Compensation Committee. The level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:
In respect of Director Compensation and Protection:
(a)    Review periodically director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the directors, the Chair of the Board, and Chairs of the committees of the Board and members;
(b)    Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its directors and officers, if any.
In respect of the Company’s Officers and Employees and Compensation Plans:
(a)    Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;
(b)    Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;
(c)    Oversee the evaluation of the Company’s CEO;

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

(d)    Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;
(e)    Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and senior management’s compensation, evaluate the CEO and senior management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and senior executives’ compensation, incentive-compensation plans and equity-based plans; and
(f)    Administer, review and recommend the stock option plans and awards of the Company.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and governance and nominating committees, identify the committees and describe their function.
The Company created a standing Research Committee effective March 13, 2018. The committee consists of two independent directors, Dr. Michael Hayden (Chair) and Dr. David Jayne and Dr. Daniel Billen. The mandate of the committee is to support the Company’s research initiatives, provide independent review of internal and external programs, and review additional new opportunities, as required.

9.    Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

There is currently no formal assessment process. Each of the directors are assessed annually informally as part of the process of determining nominations for election to the Board by each of the other directors.

10.    Director Term Limits and Other Mechanisms of Board Renewal (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits or other mechanisms for Board renewal. The Board has recently gone through an extensive renewal process. Given this recent renewal of the Board, the Company does not consider it appropriate to implement term limits or other mechanisms of Board renewal at this time.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
11.    Policies Regarding the Representation of Women on the Board (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –
(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b)    If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i)    a short summary of its objectives and key provisions,
(ii)    the measures taken to ensure that the policy has been effectively implemented,
(iii)    annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv)    whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company has adopted a written policy with respect to the identification and nomination of female directors (the "Diversity Policy"). The Diversity Policy requires that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. The Board has followed the Diversity Policy in considering potential candidates for election and appointment of members of the Board and the executive team. As at the date of this Circular, one of the Board's nine directors, Ms. Jill Leversage, is a woman.

12.    Consideration of the Representation of Women in the Director Identification and Selection Process (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. Ms. Jill Leversage was appointed to the Board in November 2019. However, the Company focuses its search for new directors primarily based on the qualification of potential candidates, not specifically based on gender.

13.    Consideration Given to the Representation of Women in Executive Officer Appointments (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women in the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers.  However, the Company focuses its search for new executive officers primarily based on the qualification of potential candidates, not specifically based on gender.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
14.    Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –
(a)    For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b)    Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c)    Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d)    If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i)    the target, and
(ii)    the annual and cumulative progress of the issuer in achieving the target.

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers primarily based on the qualification of potential candidates, not specifically based on gender.

15.    Number of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –
(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

(a)    As at the date of this Circular, one (11.1%) of the Company’s directors is a woman.
(b)    As at the date of this Circular, none (0%) of the Company’s executive officers, including the Company’s major subsidiaries, is a woman.

APPENDIX "B"
AURINIA PHARMACEUTICALS INC.
MANDATE OF THE BOARD OF DIRECTORS
A.    Introduction
The primary responsibility of the board of directors ("Board") of Aurinia Pharmaceuticals Inc. (the "Company") is to oversee the management of the business and to pursue the best interests of the Company. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Company.
B.    Board Size and Criteria
The Board must consist of such a number of directors within the limits as set out in the Company’s articles. The By-laws of the Company require that at least one quarter (1/4) of the Company's directors be resident Canadians, and that at least two (2) of the Company's directors must not be officers or employees of the Company or a subsidiary of the Company. A majority of the directors of the Board shall be independent within the meaning of National Instrument 52-110 Audit Committees.
C.    Board Meetings
In order for the Board to transact business, a majority of the directors must be present. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person, by teleconference or other means permitted by applicable law) to carry out its mandate, which shall occur at least once each quarter.
D.    Reports from Committees/Subsidiaries
Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.
E.    Chairman
The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities. Where it is not appropriate for the chair to be an independent director, the Board should consider whether it should appoint an independent director to act as a lead director. The Board shall develop a written position description delineating the chair’s role.
F.    Outside Advisors
The Board shall have the authority to retain, at the Company's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Company, or the Company's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.
G.    Governance
The Board has responsibility for developing the Company's approach to governance issues although the Corporate Governance Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

H.    General Duties
It is the duty of the directors of the Company to manage, or supervise the management of, the business and affairs of the Company. In exercising his or her duties, every director shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director is expected to attend all regularly scheduled meetings of the Board and all of the committees on which they serve and to be prepared for such meetings by reviewing materials provided in advance of meetings. Each director shall also comply with the provisions of the Business Corporations Act (Alberta), and the By-laws of the Company.
I.    Directors' Duties and Responsibilities
The Board has responsibility for stewardship of the Company, including:

•
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) and that the CEO and other executive officers create a culture of integrity throughout the organization;

•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

•	overseeing succession planning (including appointing, training and monitoring senior management);

•	adopting a communication and disclosure policy for the Company;

•	overseeing the Company's internal control and management information systems;

•	developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and

•	reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.
In addition to the above, the Board shall:

•
with the assistance of the Compensation Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Company, or any additional employees directly reporting to the CEO, and approve all senior officer appointments;

•
with the assistance of the Compensation Committee, develop a position description for the CEO, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Company to be met by the CEO;

•	with the assistance of the Compensation Committee, ensure the performance of the CEO is evaluated at least annually;

•	with the assistance of the Compensation Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than an annual basis;

•	review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including all material capital expenditures;

•	approve material divestitures, acquisition and financial commitments;

•
with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), Annual Information Form, management information circular and other annual public documents of the Company;

•	with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;

•	determine the content and frequency of management reports;

•
review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work; and

•	ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls.
Further, the Board will also consider periodically or annually as the case may be:

1.	In Respect of Operations of the Board:

(i)	assess the needs of the Board with respect to the conduct of the affairs of the Board, including:

(a)	the size of the Board;

(b)	the frequency and location of Board and committee meetings;

(c)	procedures for establishing meeting agendas and the conduct of meetings;

(d)	the availability, relevance and timeliness of discussion papers, reports and other information required by the Board;

(ii)
recommend at the first meeting of the Board following each annual meeting, the allocation of directors to each of the Board committees and thereafter, where a vacancy occurs at any time in the membership of any Board committee, recommend a particular director to the Board to fill such vacancy;

(iii)	oversee continuing education for all directors in respect to the Company; and

(iv)
oversee the relationship between the Board on the one hand and officers of the Company on the other hand and, if appropriate, make recommendations with a view to ensuring that the Board is able to function independently of management.

2.    In Respect of Governance:

(i)	review periodically the Company's approach to governance issues;

(ii)	review periodically the mandate for the Board and the positions description for the Chairman of the Board, the President and CEO, and the Chief Financial Officer ("CFO") of the Company;

(iii)	review periodically the charters of the committees of the Board and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the committees;

(iv)	conduct periodic surveys of directors with respect to their views on the effectiveness of the Board, the Chairman of the Board, each committee of the Board and its Chair and individual directors;

(v)
evaluate periodically the performance of the Chairman of the Board and the Chair of each committee and the performance and contribution of individual directors, having regard for the mandate for the Board and position description for the Chairman of the Board and the results of surveys of the directors, attendance at Board and Board committee meetings and overall contribution;

(vi)
assess the effectiveness and review the performance of the Board as a whole and each committee of the Board, including the Committee and the Chairman of the Board, President and CEO, and CFO of the Company;

(vii)	review the Company's director qualification criteria including the number of boards on which directors may sit, director tenure, retirement and succession;

(viii)	review the procedure to enable an individual director to engage an outside advisor at the expense of the Company; and

(ix)	recommend policies regarding succession in the event of an emergency or the retirement of the Chairman of the Board, CEO, and/or CFO of the Company.

3.    In Respect of Board Composition and Director Nominations:

(i)	review periodically the competencies, skills and personal qualities required of directors in order to add value to the Company, in light of

(a)	the activities of the Company and the nature of its investments;

(b)	the need to ensure that a majority of the Board is comprised of independent directors within the meaning of applicable laws;

(c)	the constating documents of the Company;

(d)	the Company's governance guidelines;

(ii)
review the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and any significant change in the primary occupation of the director;

(iii)	ensure candidates understand the demands and expectations of a director of the Company and the role of the Board and its committees; and

(iv)
oversee an orientation program to familiarise new directors with the business and operations of the Company, including the reporting structure, strategic plans, significant financial, accounting and risk issues and compliance policies, management and the external auditors.

4.	In Respect of Reporting and Disclosure Requirements:

(i)
review and approve the annual corporate governance report to be made in the proxy circular prepared in connection with the Company's annual meeting describing the corporate governance practices of the Company with reference to the reporting requirements of the Toronto Stock Exchange or other applicable securities law requirements;

(ii)	review and approve the statement of executive compensation to be made in the proxy circular prepared in connection with the Company's annual meeting;

(iii)	review at least annually the "Corporate Disclosure Policy" of the Company;

(iv)	review at least annually the "Code of Ethics & Conduct" of the Company;

(v)	review at least annually the "Whistleblower Policy" of the Company;

(vi)	review at least annually the "Fraud Policy" of the Company;

(vii)	review at least annually the "Diversity Policy" of the Company;

(viii)	review at least annually the "Indemnity Policy" of the Company;

(ix)	review at least annually the "Terms of Reference for the Chairman of the Board";

(x)	review at least annually the "Mandate of the Board of Directors";

(xi)	review at least annually the position description for the CEO of the Company;

(xii)	review at least annually the position description for the CFO of the Company;

(xiii)	review at least annually the "Audit Committee Charter";

(xiv)	review at least annually the "Compensation Committee Charter";

(xv)	review at least annually the "Governance & Nomination Committee Charter";

(xvi)	review at least annually the "Disclosure Committee Charter";

(xvii)	review at least annually the "Insider Trading Policy"; and

(xviii)	review at least annually the "Majority Voting Policy".

APPENDIX "C"
AN AMENDED AND RESTATED
GENERAL OPERATING BY-LAW
AURINIA PHARMACEUTICALS INC.
hereinafter called “the Corporation”
SECTION 1
INTERPRETATION

1.1	Definitions
In the By-laws of the Corporation, unless the context otherwise requires:
“Act” means the Business Corporations Act of Alberta, and any statute that may be substituted therefor, as from time to time amended;
“appoint” includes “elect” and vice versa;
“Articles” means the Articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;
“Board” means the Board of Directors of the Corporation;
“By-laws” means this By-law and all other By-laws of the Corporation from time to time in force and effect;
“Meeting of Shareholders” means an annual meeting of Shareholders and a Special Meeting of Shareholders;
“Special Meeting of Shareholders” means a meeting of any class or classes of Shareholders and a Special Meeting of all Shareholders entitled to vote at an annual meeting of Shareholders;
“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Alberta);
“ordinary resolution” means a resolution passed by a majority of the votes cast by the Shareholders who voted, either in person or by proxy, in respect of that resolution;
“Recorded Address” means in the case of a Shareholder his address as recorded in the securities register; and in the case of joint Shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a Director, officer, auditor or member of a committee of the Board, his latest address as recorded in the records of the Corporation;
“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.4 or by a resolution passed pursuant thereto.
Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein, and words importing the singular number include the plural and vice versa; words importing gender include masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.
SECTION 2
BUSINESS OF THE CORPORATION
2.1    Registered Office, Records Office and Address for Service
The registered office and the designated records office (if any) of the Corporation shall be at the address or addresses in Alberta as may from time to time be determined by the Board.

2.2    Corporate Seal
The Corporation may have a corporate seal of such design as may be approved by the Board. The seal, if any, shall be kept in charge of the Secretary or other person appointed by the Board and shall be used as provided in the By-laws.
Whenever determined by the Board that such is necessary, the Corporation may have and use an official facsimile of its seal for use in any province of Canada not being the province in which the registered office is situate or for use in any territory, district or place outside Canada and in the preparation, adoption and authorization of the use of such seal, the Board shall at all times comply with the Statutes and the Articles.
2.3    Financial Year
The financial year of the Corporation shall end on such date in each year as the Board may from time to time determine.
2.4    Execution of Instruments
Deeds, transfers, assignments, contracts, obligations, certificates and other instruments in writing requiring the signature of the Corporation may be signed by any one of the persons who is a Director and officer of the Corporation. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.
2.5    Banking Arrangements
The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as may from time to time be prescribed or authorized by the Board.
2.6    Voting Rights in Other Bodies Corporate
Any officer of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officer executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board, or failing the Board, the signing officer of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.
SECTION 3
BORROWING AND SECURITIES
3.1    Borrowing Power
Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the Articles, the Board may from time to time on behalf of the Corporation, without authorization of the Shareholders:

(a)	borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b)
issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

(c)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

(d)
mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, movable and immovable, of the Corporation, including its undertakings and rights, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation; present or future; and

(e)
delegate to a committee of the Board, a Director or an officer of the Corporation all or any of the powers conferred in this paragraph or by the Act to such extent and in such manner as the Directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.
SECTION 4
DIRECTORS
4.1    Number of Directors and Quorum
The number of directors shall be established and changed, from time to time, by the shareholders or where so authorized, by the directors, in accordance with the Act and the Articles of the Corporation as amended. Subject to paragraphs 4.8 and 4.9, the quorum for the transaction of business at any meeting of the Board shall consist of a majority of the Directors or such greater or lesser number of Directors as the Board may from time to time determine.
4.2    Qualification
No person shall be qualified for election as a Director:

(a)	who is less than Eighteen (18) years of age;

(b)	if he is a dependent adult as defined in the Dependent Adults Act (Alberta) or is the subject of a certificate of incapacity under that Act;

(c)	if he is a formal patient as defined in the Mental Health Act (Alberta);

(d)	if he is the subject of an order under the Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both;

(e)	if he has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(f)	if he is not an individual; or

(g)	if he has the status of a bankrupt.
A Director need not be a Shareholder. As long as required by the Act, at least two Directors shall not be officers or employees of the Corporation or its affiliates.
4.3    Consent to Act
A person who is elected or appointed a Director is not a Director unless:

(a)	he was present at the meeting when he was elected or appointed and did not refuse to act as a Director; or

(b)
if he was not present at the meeting when he was elected or appointed, he consented to act as a Director in writing before his election or appointment or within ten days after it, or he has acted as a Director pursuant to the election or appointment.

A person who is elected or appointed as a Director and who refuses or fails to consent or act shall be deemed not to have been elected or appointed as a Director.
4.4    Election and Term
Shareholders of the Corporation shall, by ordinary resolution at the first meeting of Shareholders and at each succeeding annual meeting at which an election of Directors is required, elect Directors to hold office for a term expiring not later than the close of the third annual meeting of Shareholders following the election. At each annual meeting of Shareholders, all Directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A Director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of Shareholders following his election. Notwithstanding the foregoing, if Directors are not elected at a meeting of Shareholders, the incumbent Directors continue in office until their successors are elected. The number of Directors to be elected at any such meeting shall be the number of Directors whose term of office has expired or then expires unless the Directors or the Shareholders otherwise determine. It is not necessary that all Directors elected at a meeting of Shareholders hold office for the same term. If the Articles so provide, the Directors may, between annual meetings of Shareholders, appoint one or more additional Directors of the Corporation to serve until the next annual meeting of Shareholders, but the number of additional Directors shall not at any time exceed one-third of the number of Directors who held office at the expiration of the last annual meeting of the Corporation.
4.5    Removal of Directors
Subject to the provisions of the Act, the Shareholders may by ordinary resolution passed at a special meeting remove any Director or Directors from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the Directors.

4.6	Vacation of Office
A Director ceases to hold office when he dies or resigns, he is removed from office by the Shareholders, or he ceases to be qualified as a Director under paragraph 4.2. A resignation of a Director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the written resignation, whichever is later.

4.7	Vacancies
Subject to the Act, a quorum of the Board may fill a vacancy in the Board. In the absence of a quorum of the Board, the Directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or if there are no Directors then in office, any Shareholder may call the meeting.

4.8	Action by the Board
The Board shall manage the business and affairs of the Corporation. Subject to paragraph 4.9 and the Articles, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the Directors who would be entitled to vote on that resolution at a meeting of the Board.

4.9	Resolution Without Meeting Together
Notwithstanding anything to the contrary in this By-law:

(a)
a resolution or resolutions signed by all members of the Board as such without meeting together, whether embodied in the form of minutes of a meeting of Directors or not, shall be as valid and effectual as if passed at a meeting of the Board duly called and constituted and shall be entered in the minute book of the Corporation accordingly and shall be held to relate back to any date therein stated to be the date thereof and a Director may signify his assent to such resolution or resolutions in writing under his hand or by telegram or cable;

(b)
any written resolution made under this paragraph may be signed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute but one and the same instrument;

(c)
where the Board consists of a sole Director, a resolution or resolutions assented to and adopted in writing under the hand of that Director, whether embodied in the form of a minute of that Director or not, shall be as valid and effectual as if passed at a meeting of the Board duly called and constituted and shall be entered in the minute book of the Corporation accordingly and shall be held to relate back to any date therein stated to be the date thereof and the sole Director may also signify his assent to such resolution or resolutions by telegram or cable.

4.10	Meetings by Telephone
A Director may participate in a meeting of the Board or of a committee of the Board by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a Director participating in a meeting by those means is deemed to be present at the meeting.

4.11	Place of Meetings
Subject to the Articles, meetings of the Board may be held at any place in or outside Canada.

4.12	Calling of Meetings
Meetings of the Board shall be held at such time and at such place as the Board, the Chairman of the Board, the managing Director, the President, the Chief Executive Officer or any two Directors may determine.

4.13	Notice of Meetings
Notice of the time and place of each meeting of the Board shall be given in the manner provided in paragraph 13.1 to each Director not less than forty-eight (48) hours before the time when the meeting is to be held. Meetings of the Board may be summoned by the Secretary or an Assistant Secretary at the request of the President, the Chief Executive Officer or the Chairman and failing them, at the request of a Vice-President or a Director. A notice of a meeting of Directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including any proposal to:
(a)    submit to the Shareholders any question or matter requiring approval of the Shareholders;
(b)    fill a vacancy among the Directors or in the office of auditor;
(c)    issue securities;
(d)    declare dividends;
(e)    purchase, redeem or otherwise acquire shares of the Corporation;
(f)    pay a commission for the sale of shares;
(g)    approve a management proxy circular;
(h)    approve any annual financial statement; or
(i)    adopt, amend or repeal By-laws.
A Director may in any manner waive notice of or otherwise consent to a meeting of the Board, and attendance of a Director at a meeting of Directors is a waiver of notice of the meeting, except when a Director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.14	Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15	Provided a quorum of Directors is present, the Board may without notice hold a meeting immediately following an annual meeting of Shareholders.

4.16
The Board may from time to time appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each Director forthwith after being passed, or forthwith after such Director’s appointment, whichever is later, but no other notice shall be required for any such regular meeting except where the Act or this By-law requires the purpose thereof or the business to be transacted thereat to be specified.

4.17	Chairman
The Chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a Director and is present at the meeting: Chairman of the Board, President, the Chief Executive Officer or a Vice-President (in order of seniority). If no such officer is present, the Directors present shall choose one of their number to be Chairman.

4.18	Votes to Govern
At all meetings of the Board every question shall be decided by a majority of the votes cast on the question. ~~In the case of any equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.~~

4.19	Powers of Attorney
The Board may at any time and from time to time by power of attorney under the seal appoint any person or persons to be the attorney or attorneys of the Corporation for such purposes and with such powers, authorities and discretions

(not exceeding those vested in or exercisable by the Board under this By-law) and for such period and subject to such conditions as the Board may from time to time think fit and any such appointment may (if the Board thinks fit) be made in favour of the members or any of the members of any committee established as aforesaid or in favour of any Corporation or of the members, Directors, nominees or managers of any Corporation or firm or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the Board. Any such power of attorney may contain such powers for the protection or convenience of persons dealing with such attorneys as the Board may think fit.
4.20    Any attorneys may be authorized by the Board to delegate all or any of the powers, authorities and discretions for the time being vested in them subject to the Board’s confirmation.

4.21	Trustees
The Board may appoint a Corporation or any two or more responsible individuals to be a trustee or trustees for the Corporation for any purpose for which it is deemed advisable to have the intervention of a trustee or trustees and in particular the whole or any part of the property of the Corporation may be vested in such trustee or trustees either for the benefit of the Shareholders or to secure to the creditors or obligees of the Corporation the payments of any money or for securing any bonds, debentures or debenture stock of the Corporation or for the payment or performance of any obligations which the Corporation ought to pay or perform and the Board may at any time fill any vacancy in the office of the trustee.
4.22    The remuneration of a trustee shall be such as the Board shall determine and shall be paid by the Corporation.
4.23    The Board may delegate to any creditors or other persons the power of appointing or removing a trustee or trustees and may by contract in writing limit or surrender its power of appointing or removing a trustee or trustees.
4.24    Remuneration and Expenses
The Directors may fix the remuneration, if any, of the Directors of the Corporation.
SECTION 5
COMMITTEES

5.1	Committee of Directors
The Board may appoint a committee of one or more Directors, however designated, and delegate to such committee any of the powers of the Board except those which, under the Act, a committee of Directors has no authority to exercise.

5.2	Transaction of Business
The powers of a committee of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.3	Audit Committee
If required by the Act, the Board shall elect annually from among its number an audit committee to be composed of not fewer than three Directors of whom a majority shall not be officers or employees of the Corporation or its affiliates.
5.4    The audit committee shall review the financial statements of the Corporation before they are approved by the Directors.
5.5    The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee, and, at the expense of the Corporation, to attend and be heard at the meeting.
5.6    The auditor of the Corporation or a member of the audit committee may call a meeting of the committee.

5.7	Procedure
Unless otherwise provided herein or determined by the Board, each committee shall have the power to fix its quorum, to elect its Chairman and to regulate its procedure.

SECTION 6
OFFICERS

6.1	Appointment
Subject to the Articles, the Board may from time to time appoint a President, Chief Executive Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer, and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The Board may specify the duties of and, in accordance with this By-law and subject to the Act, delegate powers to manage the business and affairs of the Corporation to such officers. Subject to paragraphs 6.2, 6.3 and 6.4, an officer may, but need not, be a Director.

6.2	~~The President~~Chief Executive Officer
The Board from time to time may elect a ~~President~~Chief Executive Officer from amongst their number.
The ~~President shall be the~~ Chief Executive Officer ~~of the Corporation and~~shall preside at all general meetings and in the absence or non-appointment of the Chairman of the Board, shall also preside at meetings of the Board. He shall have general and active management of the business and affairs of the Corporation and without limiting the foregoing:

(a)	he shall have general superintendence and direction of all the other officers of the Corporation;

(b)
he shall submit the annual report of the Board, if any, and the annual balance sheets and financial statements of the business and affairs and reports on the financial position of the Corporation as required by the Act to the annual meeting and from time to time he shall report to the Board all matters within his knowledge which the interest of the Corporation require to be brought to their attention;

(c)	he shall be an ex-officio member of all standing committees of the Board.

6.3	Chairman of the Board and Officers Generally
The Board may elect one of their number to be Chairman of the Board who may preside at any or all meetings of the Board and who may also hold the office of President, Chief Executive Officer or Vice-President.

6.4	The Vice-President or Vice-Presidents
The Board from time to time may also elect from amongst their number, a Vice-President or Vice-Presidents in whom shall be vested all the powers and who shall perform all the duties of the ~~President~~Chief Executive Officer in the absence of the latter from his office and who may also preside at meetings of the Board in the absence of the ~~President~~Chief Executive Officer and the Chairman of the Board. Nothing, however, herein contained shall prevent any Director from presiding at meetings of the Board if considered advisable or being necessary and the Director being willing.

6.5	Secretaries or Assistant Secretary
The Board may appoint a secretary and may also appoint one or more assistant secretaries. The secretary or an assistant secretary shall attend any meetings of the Board and any general meeting and record the proceedings thereof and all matters transacted and dealt with thereat and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for any standing or executive committee.

6.6	The Treasurer or Assistant Treasurer
The Board may appoint a treasurer and may also appoint one or more assistant treasurers who shall keep or cause to be kept in books belonging to the Corporation full and accurate accounts of receipts and disbursements and shall deposit or cause to be deposited all monies of the Corporation with the Corporation’s bankers or otherwise deal with the same as the Board may determine. The treasurer or an assistant treasurer or assistant treasurers shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the Board taking proper vouchers for such disbursements and shall render to the President, Chief Executive Officer and to the Board at the regular meetings of the Board or at such times as they may require an account of all transactions of the Corporation and of the financial position of the Corporation.

6.7	Powers and Duties of Other Officers
The powers and duties of all other officers shall, subject to the Act, be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties are specified only by the Board) the Chief Executive Officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the Chief Executive Officer otherwise directs.

6.8	Variation of Powers and Duties
The Board and (except as aforesaid) the Chief Executive Officer may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.9	Term of Office
The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the Board shall hold office until his successor is appointed or until his earlier resignation.

6.10	Terms of Employment and Remuneration
The terms of employment and the remuneration of officers appointed by the Board shall be settled by it from time to time.

6.11	Agents and Attorneys
The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada and with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.12	Fidelity Bonds
The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.
SECTION 7
INTEREST IN MATERIAL CONTRACTS AND
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1	Interest in Material Contracts
Subject to any Unanimous Shareholder’s Agreement, a Director or officer who is a party to, or who is a Director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of Directors the nature and extent of his interest. The disclosure shall be made:

(a)	in the case of a Director, at a meeting in which the proposed contract is first considered, or at the first meeting in which he becomes so interested;

(b)	in the case of an officer, forthwith after he becomes aware that a contract is considered or has been considered at a meeting of Directors or forthwith after an officer has become so interested;

(c)	in the case of a person who is interested in a contract who later becomes a Director or officer, forthwith after he becomes a Director or officer.
7.2    If a material contract or proposed material contract is one that in the ordinary course of business would not require the consent of the Board or shareholders, a Director or officer who has an interest in such contract shall nevertheless disclose in writing to the Corporation or request to have entered in the minutes of the meeting of Directors, the nature and extent of his interest forthwith after the Director or officer becomes aware of the contract or proposed contract.

7.3
A Director referred to in paragraph 7.1 shall not vote on any resolution to approve the contract unless the contract is an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate, in which he has an interest for the benefit of the Corporation or an affiliate, a contract relating primarily to his remuneration as a Director, officer, employee or agent of the Corporation or an affiliate, a contract for indemnity or insurance pursuant to the Act, or a contract with an affiliate.

7.4	Dissent by Director
A Director who is present at a meeting of Directors or committee of Directors is deemed to have consented to any resolution passed or action taken at the meeting unless he requests that his abstention or dissent be, or his abstention or dissent is, entered in the minutes of the meeting; he sends his written dissent to the secretary of the meeting before the meeting is adjourned; he sends his dissent by registered mail or delivers it to the registered office of the Corporation immediately after the meeting is adjourned, or otherwise proves that he did not consent to the resolution or action. A Director who votes for or consents to a resolution or action is not entitled to dissent as aforesaid.

7.5	Limitation of Liability
Subject to the Act, no Director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person, firm or Corporation including any person, firm or Corporation with whom or with which any monies, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Corporation and through a failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.6	Indemnity
Subject to the Act, the Corporation shall indemnify a Director or officer, a former Director or officer, and a person who acts or acted at the Corporation’s request as a Director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director or officer of the Corporation or such body corporate if:

(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was not unlawful.

7.7	Insurance
The Corporation may, subject to and in accordance with the Act, purchase and maintain insurance for the benefit of any Director or officer as such against any liability incurred by him.
SECTION 8
SHARES

8.1	Allotment
Subject to the Articles, the Board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2	Commissions
The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation.

8.3	Securities Register
The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder;

(b)	the number of securities held by each security holder; and

(c)	the date and particulars of the issue and transfer of each security.
8.4    Non-Recognition of Trusts
Subject to the provisions of the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.
8.5    Share Certificates
Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgment was issued, and the number and class or series of shares held by him as shown on the securities register. The Corporation may charge a fee of not more than $3.00 for a share certificate issued in respect of a transfer. Share certificates and acknowledgments of a shareholder’s right to a share certificate, shall, subject to the Act, be in such form as the Board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.4 and need not be under the corporate seal, provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.
8.6    Replacement of Share Certificates
The Board or any officer or agent designated by the Board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00 or such greater amount as may be allowed by the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case (s. 75).
8.7    Cancellation of Share Certificates
The Board or any officer or agent designated by the Board may, upon a consolidation, share split or any other form of capital reorganization of the shares of the Corporation requiring the cancellation of the existing Share Certificate(s) and the issuance of replacement Share Certificate(s) (“Capital Reorganization”), call-in from the Shareholders of the Corporation the existing Share Certificate(s) for cancellation and issue new Share Certificate(s) in accordance with the Capital Reorganization. The Board or any officer or agent designated by the Board may in its or his discretion determine the terms and method of the call-in of the Share Certificate(s) for cancellation, including, but not restricted to, the time and place of deposit of the Share Certificate(s) for cancellation. If a Shareholder fails to surrender his Share Certificate(s) to the Corporation for cancellation pursuant to a Capital Reorganization, after being requested to do so by the Board or any officer or agent designated by the Board, then the Corporation may make application to a Court of competent jurisdiction to obtain an Order requiring the surrender of the Share Certificate(s), or the Board may, by Resolution, cancel the existing Share Certificate(s) and issue new Share Certificate(s) pursuant to the Capital Reorganization.

8.8    Joint Shareholders
If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.
8.9    Fractional Shares
The Corporation may issue a certificate for a fractional share or may issue in its place as may be determined by the Board, scrip certificates in a form that entitles the holder to receive a certificate for a full share by exchanging scrip certificates aggregating a full share. The Directors may attach conditions to any scrip certificates including that the scrip certificates become void if they are not exchanged for a share certificate representing a full share by a specified date, and that any shares for which those scrip certificates are exchangeable may, notwithstanding any preemptive right, be issued by the Corporation to any person and the proceeds of those shares distributed rateable to holders of the scrip certificates.
8.10    Surrender
The Directors of the Corporation are hereby authorized to require all shareholders to surrender their share certificates immediately following the issuance of a Certificate of Continuance by the Registrar of Corporations under the Act for cancellation and replacement by new certificates in a form attached to this By-law.
8.11    Transfer and Transmission of Shares
Shares of the Corporation may be transferred in the form of a transfer of endorsement endorsed on the certificates issued for the shares of the Corporation or in any form of transfer which may be approved by the Board.
8.12    Registration of Transfers
Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board.
8.13    Subject to the provisions of the Act, the Board may decline to register or permit to be registered any transfer of shares where the holder thereof is indebted to the Corporation or upon which the Corporation has a lien.
8.14    The Corporation may treat a person as a registered shareholder entitled to exercise all rights of the shareholder he represents if that person produces to the Board such evidence as may be reasonably required that he is the executor, administrator, heir or legal representative of the heirs of the estate of a deceased shareholder, a guardian committee, trustee, curator or tutor representing a shareholder who is an infant, an incompetent person or a mining person or a liquidation of, or a trustee in bankruptcy for, a registered shareholder.
8.15    If a person on whom the ownership of a share devolves by operation of law, other than a person described in paragraph 8.13, furnishes proof of his authority to exercise rights or privileges in respect of a share in the Corporation that is not registered in his name, the Corporation shall treat that person as entitled to exercise those rights or privileges.
8.16    The Corporation is not required to enquire into the existence of, or see the performance or observance of, any duty owed to a third person by a registered holder of any of its shares or by anyone whom it treats, subject to the Act, as the owner or registered holder of the shares.
8.17    Subject to applicable law regarding the collection of taxes, a person referred to in paragraph 8.13 is entitled to become a registered holder or to designate a registered holder upon his depositing with the Board those documents prescribed by the Act.
8.18    Transfer Agents and Registrars
The Board may from time to time appoint one or more trust companies as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.19    Lien on Shares
The Corporation shall have a first and paramount lien upon all the shares registered in the name of such shareholder whether solely or jointly with others for his debts, liabilities and engagement solely or jointly with any other person to or with the Corporation whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not, including any amount unpaid in respect of a share issued by the body corporate prior to continuance; and not equitable interest in any share shall be created except upon the footing and condition that paragraph 8.4 hereof is to have full effect. Such lien shall extend to all dividends from time to time declared in respect of such shares.
8.20    The Corporation may cause a notation to be made on any share certificate that the Corporation has a lien on the shares represented by the share certificate. For the purpose of enforcing such lien, the Board may sell the shares subject thereto in such manner as it thinks fit but no sale shall be made until such time as the debt, liability or engagement ought to be paid, discharged or fulfilled and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell shall have been served on such shareholder or the person, if any, entitled to the share in consequence of the death or bankruptcy of the shareholder and default shall have been made by him or them in payment or discharge of such debt, liability or engagement for seven days after such notice.
8.21    Upon any sale made by the Board of any shares to satisfy the lien of the Corporation thereon, the proceeds shall be applied, firstly, in payment of all costs of such sale, and secondly, in satisfaction of the debts or obligations of the shareholder and the residue (if any) shall be paid to the shareholder or as he shall direct.
8.22    Upon any such sale, the Board may enter the purchaser’s name in the register as holder of the shares and the purchaser shall not be bound to see to the regularity or validity of or be affected by any irregularity or invalidity in the proceedings or be bound to see to the application of the purchase money and after his name has been entered in the register, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.
8.23    Share Warrants
The Corporation, with respect to any fully paid-up shares, may issue share warrants under its seal stating that the bearers thereof are entitled to the shares therein respectively specified and may provide by coupons or otherwise for the payment of future dividends on the shares included in such warrants.
8.24    The Board may determine and from time to time vary the conditions upon which share warrants shall be issued and in particular upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed upon which the bearer of a share warrant shall be entitled to attend and vote at general meetings; and upon which a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares therein specified. Subject to such conditions and to this Bylaw, the bearer of a share warrant shall be shareholder of the Corporation. The holder of a share warrant shall be subject to the conditions for the time being in force with respect to share warrants, whether made before or after the issue of such warrant.
SECTION 9
DIVIDENDS AND RIGHTS
9.1    Dividends
Subject to the rights of the holders of any shares entitled to any priority, preference or special privileges, and subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.
9.2    Record Date for Dividends and Rights
The Board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that if the Corporation is a distributing Corporation, then unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice of such record date shall be given not less than seven days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.3    Dividend Resolution
The resolution of the Board declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares, debenture or debenture stock of the Corporation or of any other Corporation or in any one or more of such ways and where any difficulty arises in regard to the distribution, the Board may settle the same as they think expedient and may fix the value for distribution of such specific assets or any part thereof and may determine that such payments shall be made to all parties and may vest any such specific assets in trustees upon such trust for the persons entitled to the dividends as may seem expedient to the Board.
9.4    Interest
Interest may be paid out of capital where it is lawful to do so by virtue of the Act but no dividend shall be payable except out of the profits arising from the business of the Corporation.
9.5    No dividend shall bear interest as against the Corporation.
9.6    Prepaid Shares
Where capital is paid up on any shares in advance, such capital shall not confer a right to participate in profits whilst carrying interest.
9.7    Interim Dividends
The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Corporation.
9.8    Debt to Corporation
Subject to the Act, the Board shall deduct from the dividends payable to any shareholder all sums of money as may be due from him to the Corporation on account of calls or otherwise.
9.9    Payment of Dividends
The Corporation may transmit any dividend or bonus payable in respect of any share by cheque or warrant through the ordinary post to the registered address of the holder of such share (unless he shall have given written instructions to the contrary) and shall not be responsible for any loss arising therefrom. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent.
9.10    Unclaimed Dividends
All dividends unclaimed for one year after having been declared may be vested in or otherwise made use of by the Board for the benefit of the Corporation.
9.11    Fractional Shares
Subject to the Articles, a holder of a fractional share or scrip certificate is not entitled to receive a dividend in respect of the fractional share or scrip certificate unless the fractional share or scrip certificate results from a consolidation of shares.
SECTION 10
MEETINGS OF SHAREHOLDERS
10.1    First and Subsequent Annual Meetings
The first annual meeting shall be held within such period as the Board shall determine is in accord with the most convenient date for closing the Corporation’s financial year but in any event shall be held within the period of 18 months from the date of incorporation and subject to the provisions of the Act and the provisions of this By-law, subsequent annual meetings of the Corporation shall be held once in each calendar year and not more than 15 months after the holding of the last annual meeting.
10.2    Annual Meeting
Subject of the Act, the annual meeting of shareholders shall be held at such time in each year and, subject to paragraph 10.3, at such place as the Board, the Chairman of the Board, the Managing Director ~~or~~, the President or Chief Executive

Officer may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing Directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.
10.3    Special Meetings
The Board, the Chairman of the Board ~~or~~, the President or Chief Executive Officer shall have power to call a special meeting of the shareholders at any time.
10.4    Requisition of Meeting
The Board may whenever it thinks fit and it shall upon the requisition of the holders of not less than Five Percent (5%) of the issued voting share capital of the Corporation forthwith proceed to convene an extraordinary general meeting of the Corporation and any extraordinary general meeting called in pursuance of a requisition shall be convened and held in accordance with the provisions of the Act.
10.5    Place of Meetings
Meetings of shareholders ~~shall~~may be held at ~~the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if~~such location as the Board shall so determine, ~~at some other place in~~and may be held within Alberta or outside Alberta.
~~10.6    Telephone Meeting~~Participation in Meetings by Electronic Means
A shareholder or any other person entitled to attend a meeting of shareholders may participate by electronic means ~~of~~, telephone or other communication facilities that permit all persons participating in the meeting to hear or otherwise communicate with each other, and a person participating in such a meeting by those means is deemed to be present at the meeting.
10.7    Electronic Meetings
Notwithstanding any provisions in this by-law to the contrary, including paragraph 10.5, and subject to the Act and the consent of the Board, if the Board or the shareholders of the Corporation call a meeting of shareholders, the Board or the shareholders, as the case may be, may determine that the meeting will be held entirely by electronic means, telephone, or other communication facility that permits all participants to communicate adequately with each other during the meeting.
10.8    Electronic Means Optional
The Corporation is under no obligation to provide telephonic, electronic or other communication facility for any shareholder to participate in a meeting and the Board may provide such telephonic, electronic or other communication facility in its sole and absolute discretion.
10.9    ~~10.7~~ Notice of Meetings
Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 13.1 not less than 21, nor more than 50, days before the date of the meeting to each Director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of Directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.
10.10    ~~10.8~~ Record Date for Notice
The Board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that if the Corporation is a distributing Corporation, then unless notice of the record date is waived in writing by every holder of a share of the class of series affected, notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the date immediately preceding the day on which the notice is sent or, if no notice is sent shall be the day on which the meeting is held.
10.11    ~~10.9~~ List of Shareholders Entitled to Notice
If the Corporation has more than fifteen (15) shareholders entitled to vote at a meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to paragraph ~~10.8~~10.10, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities office of the Corporation is maintained and at the meeting for which the list was prepared.
10.12    ~~10.10~~ Fractional Shares
Subject to the Articles, a holder of a fractional share or scrip certificate is not entitled to exercise voting rights or receive notice of a meeting of shareholders in respect of such fractional share or scrip certificate unless the fractional share or scrip certificate results from a consolidation of shares.
10.13    ~~10.11~~ Meetings Without Notice
A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a)	if all the shareholders entitled to vote thereat are present in person or represented or if those not present or represented waive notice of or otherwise consent to such meeting being held; and

(b)	if the auditors and the Directors are present or waive notice of or otherwise consent to such meeting being held;
so long as such shareholders, auditors or Directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. ~~If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.~~
10.14    ~~10.12~~ Chairman and Secretary
The Chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: Chief Executive Officer, President, Managing Director, Chairman of the Board, or ~~in his absence, a Vice-President~~a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be Chairman. If the Secretary of the Corporation is absent, the Chairman shall appoint some person, who need not be a shareholder, to act as Secretary of the meeting.
10.15    ~~10.13~~ Persons Entitled to be Present
The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting.
10.16    ~~10.14~~ Quorum
A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for any absent shareholder so entitled, and representing in the aggregate not less than ~~Ten~~Twenty-Five Percent (~~10~~25%) of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If within half an hour of the time appointed for the holding of a meeting of the shareholders a quorum is not present, the meeting, if convened upon a requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week at the same time and place; and if at such adjourned meeting a quorum not be present, those shareholders who are present shall be deemed to be a quorum and may transact all business which a full quorum might have done.
10.13    ~~10.15~~ Right to Vote
Every person named in the list referred to in paragraph ~~10.9~~10.11 shall be entitled to both the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a)
where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared; and

(b)
the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than ten days before the meeting that his name be included in such list.

In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under paragraph ~~10.8~~10.11, subject to the provisions of the Act and this By-law as to proxies and representatives, at any meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.
10.18    ~~10.16~~ Proxies and Representatives
Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing ~~executed~~, electronic, telephone or other communication means approved by the ~~shareholder or his attorney~~Board and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its Directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the Secretary of the Corporation or the Chairman of the meeting.
10.19    ~~10.17~~ Mandatory Solicitation of Proxies
If the Corporation is a distributing Corporation having fifteen (15) or more shareholders entitled to vote at a meeting of shareholders, two or more joint shareholders being counted as one shareholder, and the management of the Corporation gives or intends to give a holder of its voting shares notice by a meeting, subject to the Act, the management shall, concurrently with or prior to giving of notice, send to each shareholder who is entitled to notice of meeting a form of proxy which shall be nearly as circumstances permit in a form or to the effect of the following:
I, _______________________ of ___________________, being a shareholder in __________________________, hereby appoint______________________ of ________________, as my proxy to vote for me and on my behalf at the annual (or extraordinary, as the case may be) meeting of the Corporation to be held on the ____ day of ___________, _________, and at every adjournment thereof and at every poll, which may take place in consequence thereof. As witness my hand this ____ day of _____________, ___________.
10.20    ~~10.18~~ When paragraph ~~10.6~~10.4 applies, every form of proxy sent or delivered to a shareholder shall indicate in bold face type whether or not the proxy is solicited by or on behalf of management of the Corporation and shall provide a specifically designated space for dating and signing form of proxy. The form of proxy shall also indicate that the shareholder has a right to appoint a person or body corporate, if any, designated in the form of proxy and shall contain instructions as to the manner in which the shareholder may exercise the right, and a means for so doing. The form of proxy shall also provide a means for a shareholder to specify that his shares be voted for or against each matter identified therein, other than the appointment of an auditor and election of Directors, a means for the shareholder to specify that his shares shall be voted or withheld from voting in respect of the appointment of an auditor or election of Directors, and a statement that the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and that, if the shareholder specifies a choice with respect to any matter to be acted on, the shares shall be voted accordingly. A proxy may confer discretionary authority with respect to each matter identified in the notice of meetings, other than the appointment of an auditor and the election of Directors, if the form of proxy states in bold face type how the shares represented by the proxy will be voted in respect of each matter or group of related matters.
10.21    ~~10.19~~ Validity of Proxy
The decision of the Chairman of any general meeting as to the validity of any instrument of proxy shall be final and conclusive.
10.22    ~~10.20~~ Time for Deposit of Proxies
The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the Secretary of the Corporation or by the Chairman of the meeting or any adjournment thereof prior to the time of voting.
10.23    ~~10.21~~ Joint Shareholders
If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.
10.24    ~~10.22~~ Votes to Govern
At any meeting of shareholders, every question shall, unless otherwise required by the Articles of By-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the Chairman of the meeting shall be entitled to a second or casting vote.

~~10.23~~	~~Show of Hands~~10.25 Voting
Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by a show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. Notwithstanding any provisions in this by-law to the contrary, any vote referred to above may be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility, if the Corporation makes such a communication facility available and any person participating in a meeting of shareholders and entitled to vote at the meeting may vote, in accordance with Act, by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.
10.26    ~~10.24~~ Ballots
On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the Chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.
10.27    ~~10.25~~ Admission or Rejection of a Vote
In case of any dispute as to the admission or rejection of a vote, the Chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.28    ~~10.26~~ Adjournment
If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.
10.29    ~~10.27~~ Only One Shareholder
Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.
10.30    ~~10.28~~ Resolution Signed by all Shareholders
A resolution signed in writing by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders.
SECTION 11
DIVISIONS AND DEPARTMENTS
11.1    Creation and Consolidation of Divisions
The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.
11.2    Name of Division
Subject to law, any division or its sub-units may be designated by such name as the Board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it has been entered into or signed in the name of the Corporation.
11.3    Officers of Division
From time to time the Board or, if authorized by the Board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
SECTION 12
INFORMATION AVAILABLE TO SHAREHOLDERS
12.1    Except as provided by the Act, or other bodies having jurisdiction, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which in the opinion of the Directors would be inexpedient in the interests of the Corporation to communicate to the public.
12.2    The Directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection or shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the shareholders.

SECTION 13
NOTICES
13.1    Method of Giving Notices
Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the By-laws or otherwise to a shareholder, Director, officer, auditor or member of a committee of the Board shall be given by the President or Secretary or in their absence an assistant Secretary and failing him, any other officer of the Corporation and shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his Recorded Address or if mailed to him at his Recorded Address by prepaid ordinary or air mail or if sent to him at his Recorded Address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the Recorded Address of any shareholder, Director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.
13.2    Notice to joint Shareholders
If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.
13.3    Computation of Time
In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.
13.4    Undelivered Notice
If notices given to a shareholder pursuant to paragraph 13.1 are returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.
13.5    Omissions and Errors
The accidental omission to give any notice to any shareholder, Director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
13.6    Persons Entitled by Death or Operation of Law
Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of this entitlement prescribed by the Act.
13.7    Waiver of Notice
Any shareholder (or his duly appointed proxyholder), Director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the By-laws or otherwise and such waiver or abridgment shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

EFFECTIVE DATE
13.8    Effective Date
This By-law shall come into force when confirmed by the shareholders in accordance with the Act.
13.9    Repeal
All previous By-laws of the Corporation, except such By-laws of the Corporation as have been confirmed by the shareholders, are repealed as of the coming into force of this By-law provided that such repeal shall not affect the previous operation of any By-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such By-law prior to its repeal. All officers and persons acting under any By-law so repealed shall continue to act as if appointed under the provisions of this By-law and all resolutions of the shareholders or Board with continuing effect passed under any repealed By-law shall continue good and valid except to the extent inconsistent with this By-law and until amended or repealed.
SECTION 14
ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

14.1	Nomination Procedures.
Subject only to the Business Corporations Act (Alberta) (the “Act”) and its applicable regulations, applicable securities law and the articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting, (i) by or at the direction of the board, including pursuant to a notice of meeting; (ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or (iii) by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this by-law and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this by-law.

14.2	Timely notice.
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company in accordance with this by-law.

14.3	Manner of timely notice.
To be timely, a Nominating Shareholder’s notice must be given: (i) in the case of an annual general meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the meeting was made.
~~In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.~~
14.4Proper form of notice.
To be in proper written form, a Nominating Shareholder’s notice must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) whether the person is a resident Canadian within the meaning of the Act, (D) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and (ii)as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws.
References to “Nominating Shareholder” in this by-law shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

14.5	Other Information
The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

14.6	Notice to be updated
In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

14.7	Power of the chairman.
The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

14.8	Delivery of notice.
Notwithstanding any other provision of these by-laws, notice given to the secretary of the Company pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (provided that the secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Edmonton time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

14.9	Increase in number of directors to be elected.
Notwithstanding any provisions in this by-law to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Company.
Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law.

14.10	Definitions.
For purposes of this by-law,

(i)
“Affiliate”, when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(iii)
“Associate”, when used to indicate a relationship with a specified person, shall mean (i) any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding, (ii) any partner of that person, (iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (iv) a spouse of such specified person, (v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(iv)
“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

(v)	“close of business” means 5:00 p.m. (Edmonton time) on a business day in Alberta, Canada;

(vi)
“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

(vii)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

MADE by the Board the ~~23rd~~___ day of ~~October~~April, ~~2013~~2020.

~~/s/ Dennis Bourgeault~~ ___________
CORPORATE SECRETARY

CONFIRMED AND APPROVED by the Shareholders in accordance with the Act on the ~~15th~~2nd day of ~~August~~June, ~~2013~~2020.

~~/s/ Dennis Bourgeault~~ ____________
CORPORATE SECRETARY

APPENDIX "D"
AURINIA PHARMACEUTICALS INC.
(the “Company”)
~~STOCK OPTION~~EQUITY INCENTIVE PLAN
AS RE-APPROVED BY THE SHAREHOLDERS OF THE COMPANY
ON MAY 7, 2014 AND AS AMENDED AS TO SECTION 2.2
BY THE SHAREHOLDERS OF THE COMPANY ON JUNE 8, 2016
AND AMENDED AND RESTATED ON JUNE 2, 2020

ARTICLE 1
PURPOSE AND INTERPRETATION
Purpose
1.1    The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of ~~the Toronto Stock Exchange~~any applicable stock exchange on which the securities of the Company are listed or quoted for trading and any inconsistencies between this Plan and the ~~TSX Policies~~rules and policies of such exchanges, whether due to inadvertence or changes in ~~TSX Policies~~such rules or policies, will be resolved in favour of the latter.
Definitions
1.2    In this Plan:
“Affiliate” has the meaning assigned by the ~~TSX Policies~~Securities Act;
“Award” means any Option, Restricted Stock, Restricted Stock Unit or Performance Award granted under this Plan;
“Award Commitment” means any written agreement, contract or other instrument or document evidencing any Award granted under this Plan. Each Award Commitment shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Board;
“Award Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Award;
“Black-out Period” means the period during which the relevant ~~Optionee~~Recipient is prohibited from exercising an ~~Option~~Award due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities;
“Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant ~~Options~~Awards under this Plan, or any Person to whom the board of directors or empowered or authorized committee thereof delegates such authority;
“Business Day” means a day that the TSX (or such other exchange on which the highest volume of the Company’s securities are traded) is open for trading;
“Change in Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)	any one Person holds a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, or,

(ii)
any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting securities of the company or the resulting company to affect materially the control of the Company or the resulting company, where such Person or combination of Persons did not previously hold a sufficient number of voting securities to affect materially control of the Company or the resulting company. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the Company or the resulting company is deemed to materially affect the control of the Company or the resulting company;
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Common Shares” means common shares in the capital of the Company ~~providing such class is listed on the TSX~~;
“Company” means Aurinia Pharmaceuticals Inc. or any successor thereto, and includes an Affiliate;
“Consultant” means an individual or a consultant Company, other than an Employee, Officer or Director who:

(i)	provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company, other than services provided in relation to a Distribution;

(ii)	provides the services under a written contract between the Company and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company; and

(iv)	has a relationship with the Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;
“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
“Continuously Employed” shall mean the absence of any interruption or termination of service. Continuous Employment with the Company shall not be considered interrupted in the case of the sick leave, military leave or any other leave of absence approved by the Company or in the case of transfers between location of the Company; provided that the individual continues to be an Employee of the Company;
“Directors” means the directors of the Company as may be elected or appointed from time to time;
“Disability” shall mean any physical, mental or other health condition which substantially impairs the ~~Optionee~~Recipient’s ability to perform his or her assigned duties for 120 days or more in any 240 day period or that can be expected to result in death. The Board shall determine whether an ~~Optionee~~Recipient has incurred a Disability on the basis of medical evidence acceptable to the Board. Upon making a determination of Disability, the Board shall, for the purposes of the Plan, determine the date of the ~~Optionee~~Recipient’s termination of employment;
“Distribution” has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;
“Employee” means:

(i)
an individual who is considered an employee of the Company or its Affiliates under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source) or the tax legislation of another jurisdiction in which the Company or its Affiliates may do business (including the Code);

(ii)
an individual who works full-time for the Company (or one of its Affiliates) providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)
an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and may include an Officer;
“Exercise Price” means the amount payable per Common Share on the exercise of an ~~Option~~Award, if applicable, as determined in accordance with the terms hereof;
“Expiry Date” means the day on which an ~~Option~~Award lapses as specified in the ~~Option~~Award Commitment therefor or in accordance with the terms of this Plan;
“Grant Date” for an ~~Option~~Award means the date of grant thereof by the Board;
“Incentive Stock Option” or “ISO” means a stock option that is intended to be, and qualifies as, an incentive stock option within the meaning of Section 422 of the Code.
“Insider” means an insider as defined in the ~~TSX Policies~~Securities Act;
“Investor Relations Activities” means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;
“Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;
“Market Price” means:

(i)	the closing trading price for the Common Shares on the ~~TSX~~stock exchange on which the majority of the Company’s common shares traded on the day immediately prior to the date of grant~~;~~

~~(ii)~~
~~if the Common Shares are not listed on the TSX, then the closing trading price for the Common Shares on any other stock exchange on which the Common Shares are listed (if the Common Shares are traded on more than one stock exchange, then the stock exchange on which a majority of Common Shares are traded) at the time of the grant; or~~ (which may be denominated in either Canadian or US dollars, based on the applicable exchange rate on the day immediately prior to the date of grant); or

(ii)	~~(iii)~~ if the Common Shares are not listed on a stock exchange, then the trading price determined by the Board using good faith discretion;
“Nonstatutory Stock Option” or “NSO” means a stock option does not qualify as an Incentive Stock Option.
“Officer” means a duly appointed senior officer of the Company;
“Option” means ~~the right to purchase Common Shares~~an Option granted ~~hereunder~~pursuant to ~~a Service Provider~~Section 3.1 hereof;
“~~Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a service Provider and substantially in the form of Schedule “A” hereto;~~
~~“Optioned Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;~~
~~“Optionee~~Performance Award” means a Performance Award granted pursuant to Section 3.4 hereof;
“Recipient” means the recipient of an ~~Option~~Award hereunder;
“Outstanding Shares” means at the relevant time, the number of outstanding Common Shares of the Company from time to time;
“Participant” means a Service Provider that becomes ~~an Optionee~~a Recipient;
“Person” means a company or an individual;
“Plan” means this ~~Stock Option~~Equity Incentive Plan, the terms of which are set out herein or as may be amended;

“Plan Shares” means the total number of Common Shares which may be reserved for issuance as ~~Optioned~~Award Shares under the Plan as provided in ~~§~~Section 2.2;
“Regulatory Approval” means the approval of ~~the TSX and any other~~any securities regulatory authority (including, if applicable, the TSX and any other stock exchange on which the securities of the Company may be listed or quoted for trading) that may have lawful jurisdiction over the Plan and any ~~Options~~Awards issued hereunder;
“Restricted Stock” means Restricted Stock granted pursuant to Section 3.2 hereof;
“Restricted Stock Unit” means a Restricted Stock Unit granted pursuant to Section 3.3 hereof;
“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4, as amended from time to time;
“Service Provider” means an individual who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers;
“Share Compensation Arrangement” means any ~~Option~~Award under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;
“Shareholder Approval” means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders’ meeting;
“Take Over Bid” means a take over bid as defined in the Securities Act;
“TSX” means The Toronto Stock Exchange and any successor thereto; ~~and~~
“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time; and
“U.S. Participant” means a Participant that is resident in or a citizen of the United States of America.
ARTICLE 2
~~STOCK OPTION~~EQUITY INCENTIVE PLAN
Establishment of ~~Stock Option~~Equity Incentive Plan
2.1    There is hereby established ~~a stock option~~an equity incentive plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company.
Maximum Plan Shares
2.2    The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 12.5% of the Outstanding Shares ~~at the~~from time ~~the Plan Shares are reserved for issuance~~to time, unless this Plan is amended pursuant to the requirements of the TSX Policies.
2.3    Unless otherwise determined in the discretion of the Board, the number of Plan Shares that may be reserved for issuance under the Plan to any one ~~Optionee~~Recipient will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any Common Shares reserved for issuance to such ~~Optionee~~Recipient under Share Compensation Arrangements other than this Plan.
Eligibility
2.4    ~~Options to purchase Common Shares~~Awards may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an ~~Option~~Award, as long as such ~~Option~~Award remains outstanding, unless the written permission of the TSX and the Company is obtained.

~~Options~~Awards Granted Under the Plan
2.5    All ~~Options~~Awards granted under the Plan will be evidenced by an ~~Option~~Award Commitment ~~in substantially the form attached to this Plan as Schedule “A”,~~ showing the number of ~~Optioned~~Award Shares, the term of the ~~Option~~Award, a reference to vesting terms, if any, and the Exercise Price, if applicable, or otherwise modified in respect of the terms of the specific Award as necessary.
2.6    Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an ~~Option~~Award Commitment made hereunder.
~~Options~~Awards Not Exercised
2.7    In the event an ~~Option~~Award granted under the Plan expires unexercised or is terminated by reason of dismissal of the ~~Optionee~~Recipient for cause or is otherwise lawfully cancelled prior to exercise of the ~~Option~~Award, the ~~Optioned~~Award Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty ~~Options~~Awards which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.
Administration of Plan
2.8    The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.
2.9    Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the power to:

(a)
determine the Service Providers to whom ~~Options~~Awards are to be granted, to grant such ~~Options~~Awards, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular ~~Option~~ grant of Award;

(b)	allot Common Shares for issuance on connection with the exercise of ~~Option~~Awards; and

(c)
delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval
2.10    This Plan will be subject to the approval of any regulatory authority whose approval is required. Any ~~Options~~Awards granted under this Plan prior to such approvals being given will be conditional upon such approvals being given, and no such ~~Options~~Awards may be exercised unless and until such approvals are given.
Compliance with Legislation
2.11    The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares of the Company are listed. The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.
ARTICLE 3
TERMS AND CONDITIONS OF ~~OPTIONS~~AWARDS
3.1    Options: The Board is hereby authorized to grant Options to a Service Provider with the following terms and conditions and with such additional terms and conditions not inconsistent with the provision of this Plan as the Board shall determine:
3.1.1    Exercise Price~~3    3.1~~ . The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and, subject to the provisions set forth in Section 3.1.4(d), cannot be less than the Market Price.

3.1.2    Term. ~~of Option3.2~~ Subject to the application of ~~§3.10~~Section 3.11, an Option can be exercisable for a maximum of 10 years from the Grant Date, unless otherwise determined in the discretion of the Board.
3.1.3    Vesting ~~of Options 3.3~~ . No Option shall be exercisable until it is vested. The vesting schedule of each Option will be as determined in the discretion of the Board at the time of the grant of the Option.
~~Optionee~~
3.1.4    For US Residents - Incentive Stock Options.

(a)	Eligible Recipients of ISOs. Incentive Stock Options may be granted only to employees of the Company or an Affiliate.

(b)
Designation of ISO Status. The Board action approving the grant of an Option to a U.S. Participant, and the Award Commitment, must specify that the Option is intended to be an Incentive Stock Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

(c)
Maximum Shares Issuable On Exercise of ISOs. Subject to the adjustment provisions of this Plan, the maximum aggregate number of Common Shares that may be issued upon the exercise of Incentive Stock Options is 14,000,000 Common Shares.

(d)
Limits for 10% Stockholders. A person who owns (or is deemed to own pursuant to Section 424(d) of the Code) Common Shares possessing more than ten percent (10%) of the total combined voting power of all classes of securities of the Company or any Affiliate, will not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Market Price on the date of grant and the Option is not exercisable after the expiration of five (5) years from the Grant Date.

(e)
No Transfer. As provided by Section 422(b)(5) of the Code, an Incentive Stock Option will not be transferable except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the U.S. Participant only by the U.S. Participant. If the Board elects to allow the transfer of an Option by a U.S. Participant that is designated as an Incentive Stock Option, such transferred Option will automatically become a Nonstatutory Stock Option.

(f)
US $100,000 Limit. As provided by Section 422(d) of the Code and applicable regulations thereunder, to the extent that the aggregate Market Price (determined at the time of grant) of Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Award Commitment(s).

(g)
Post-Termination Exercise Period. To obtain the United States federal income tax advantages associated with an Incentive Stock Option, the United States Internal Revenue Code requires that at all times beginning on the date of grant and ending on the day three (3) months before the date of exercise of the Option, the U.S. Participant must be an employee of the Company or an Affiliate (except in the event of the U.S. Participant’s death or Disability, in which case a 12-month period applies). The Company cannot guarantee that the Option will be treated as an Incentive Stock Option if the U.S. Participant continues to provide services to the Company or an Affiliate after such U.S. Participant’s employment terminates or if the U.S. Participant otherwise exercises the Option more than three (3) months (or twelve (12) months, as the case may be) after the date his or her employment terminates, or the Option otherwise fails to qualify as an Incentive Stock Option.

3.2    Restricted Stock: The Board is hereby authorized to grant Restricted Stock to a Service Provider with the following terms and conditions and with such additional terms and conditions not inconsistent with the provision of this Plan as the Board shall determine:

3.2.1    Restriction. Restricted Stock shall be subject to such restrictions as the Board may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions lapse separately or in combination at such time or times, in such instalments or otherwise as the Board may deem appropriate.
3.2.2    Restricted Stock Certificates. Any Restricted Stock granted under this Plan may be evidenced by the issuance of a share certificate or certificates. If any share certificate is issued, such certificate shall be held by the Company and such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock.
3.2.3    Except as otherwise determined by the Board, upon a Participant’s termination of employment (as determined under criteria established by the Board) during the applicable restriction period, all applicable Common Shares of Restricted Stock at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Board may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock.
3.3    Restricted Stock Unit Awards: The Board is hereby authorized to grant Restricted Stock Unit Awards to a Service Provider evidencing the right for such Service Provider to receive a Common Share (or cash payment equal to the Market Price of a Common Share) at some future date.
3.3.1    Restrictions. A Restricted Stock Unit Award will be subject to an Award Commitment containing such terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine.
3.3.2    Forfeiture. Except as otherwise determined by the Board and as set forth in the applicable Award Commitment, upon a Participant’s termination of employment (as determined under criteria established by the Board) during the applicable restriction period, all applicable Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Board may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.
3.3.3    For Canadian Residents. For Canadian resident Service Providers, Restricted Stock Unit Awards shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its sole discretion, so elects.
3.3.4    Voting and Dividend Rights. A Restricted Stock Unit does not entitle the holder thereof to any rights with respect to voting and dividends.
3.4    Performance Awards:
3.4.1    The Board is hereby authorized to grant Performance Awards to an Eligible Person subject to the terms of this Plan. A Performance Award granted under this Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Board shall establish. Subject to the terms of this Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award shall be determined by the Board. For Canadian resident Service Providers, Performance Awards shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its sole discretion, so elects.
Recipient Ceasing to be Director, Officer, Employee or Service Provider
3.5    ~~3.4~~ No ~~Option~~Award may be exercised after the ~~Optionee~~Recipient, if a Director or Officer, has ceased to be a Director or Officer or, if an Employee or other Service Provider has left the employ or service of the Company, except as follows:

(a)
in the case of the death of an ~~Optionee~~Recipient, any vested ~~Option~~Award held by him at the date of death will become exercisable by the ~~Optionee~~Recipient’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such ~~Optionee~~Recipient and the Expiry Date of such ~~Option~~Award;

(b)
in the case of the Disability of an ~~Optionee~~Recipient, any vested ~~Option~~Award held by him at the date of Disability will become exercisable until the earlier of one year from the date of cessation of the ~~Optionee~~Recipient’s employment or other office and the Expiry Date of such ~~Option~~Award; and

(c)
subject to the other provisions of this ~~§3.4~~Section 3.5, vested ~~Options~~Awards will expire 90 days after the date the ~~Optionee~~Recipient ceases for any reason whatsoever to be employed by, provide services to, or be a Director or Officer of, the Company and all unvested ~~Options~~Awards will immediately terminate without right to exercise same;

but provided that in no event may the term of the ~~Option~~Award exceed 10 years, unless determined in the discretion of the Board.
Acceleration of Vesting
3.6    ~~3.5~~ Notwithstanding the provisions of ~~§3.4~~Section 3.5(a) and ~~§3.4~~ Section 3.5(b), if, in the case of an ~~Optionee~~Recipient who is an Employee, that ~~Optionee~~Recipient’s employment terminates by reason of death or Disability, subject to the terms of the Award set out in an Award Commitment, any ~~Option~~Award held by such Employee who has been Continuously Employed by the Company for a minimum of three (3) years shall become fully vested and exercisable and may thereafter be exercised during the term of the ~~Option~~Award set forth in ~~§~~Section ~~3.4~~3.5(a) and ~~§~~Section ~~3.4~~3.5(b).
3.7    ~~3.6~~ Notwithstanding the provisions of ~~§~~Section ~~3.4~~3.5(c), if an ~~Optionee~~Recipient’s employment is terminated by the Company without cause then, provided that the ~~Optionee~~Recipient has been Continuously Employed by the Company for a minimum of three (3) years, then, subject to the terms of the Award set out in an Award Commitment, all ~~Options~~Awards shall become fully vested and exercisable and may thereafter be exercised during the term of the Option set forth in ~~§~~Section ~~3.4~~3.5(c).
3.8    ~~3.7~~ Change in Control. In the event of a Change in Control or Take Over Bid, any and all ~~Options~~Awards that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable for the periods indicated (each such exercise period referred to as an “Acceleration Window”):

(a)
for a period of 45 days beginning on the date which any person together with all affiliates and associates of such person, becomes, after the date of this Plan, the beneficial owner of 20% or more of the Common Shares of the Company then outstanding;

(b)
beginning on the date that a tender or exchange offer for Common Shares by any person is first published or sent or given within the meaning of the takeover bid rules under Alberta securities legislation, and continue so long as such offer remains open (including any extensions or renewals of such offer), unless by the terms of such offer the Offeror, upon consummation thereof, would be the beneficial owner of less than 20% of the common shares of the Corporation then outstanding; or

(c)
for a period of 20 days beginning on the date on which the shareholders of the Company duly approve any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 20% of the outstanding Common Shares of the Company into securities of any entity, or cash, or property, or a combination of any of the foregoing.

The exercisability of any ~~Option~~Award which remains unexercised following the expiration of an Acceleration Window shall be governed by the vesting schedule and all other terms of the ~~Option~~Award Commitment respecting such ~~Option~~Award.
Non Assignable
3.9    ~~3.8~~ Subject to ~~§3.4~~Section 3.5(a), all ~~Options~~Awards will be exercisable only by the ~~Optionee~~Recipient to whom they are granted and will not be assignable or transferable.
Adjustment of the Number of ~~Optioned~~Award Shares
3.10    ~~3.9~~ If there is a change in the outstanding Common Shares by reason of any share consolidation, or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board will make, as it deems advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

(a)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b)
the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised ~~Options~~Awards, and in the exercise price for such shares or other securities or property; and/or

(c)	the vesting of any ~~Options~~Awards, including the accelerated vesting thereof on conditions the Board deems advisable, and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board will make such provision for the protection of the rights of Participants as it deems advisable.
Adjustment of ~~Options~~Awards Expiring During Black-out Period
3.11    ~~3.10~~ Should the Expiry date for an ~~Option~~Award fall within a Black-out Period, or within the period that is nine Business Days immediately following the expiration of a Black-out Period, such Expiry Date will be automatically adjusted without any further act or formality to that day which is the tenth Business Day after the end of the Black-out Period, such tenth Business Day to be considered the Expiry Date for such ~~Option~~Award for all purposes under the Plan. Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this ~~§3.10~~Section 3.11 may not be extended by the Board.
Compliance with Section 409A of the Code
3.12    Unless otherwise expressly provided for in an Award Commitment, the terms applicable to Options granted to U.S. Participants will be interpreted to the greatest extent possible in a manner that makes those Options exempt from Section 409A of the Code, and, to the extent not so exempt, that brings the Options into compliance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the Award Commitment or other written contract with the U.S. Participant specifically provides otherwise), if the Common Shares are publicly traded, and if a U.S. Participant of an Option that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” under Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such U.S. Participant’s “separation from service” or, if earlier, the date of the U.S. Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.
Award Commitments
3.13    Each Award will be evidenced by an Award Commitment which incorporates such terms and conditions as the Board in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Company of an Award Commitment with a Participant shall be conclusive evidence that such Award Commitment incorporates terms and conditions determined by the Board and is consistent with the provisions of this Plan). Each Award Commitment will be executed on behalf of the Company by any member of the Board or any Officer or such other Person as the Board may designate for such purpose.
ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES
~~Option~~Award Commitment
4.1    Upon grant of an ~~Option~~Award hereunder, an authorized officer of the Company will deliver to the ~~Optionee~~Recipient an ~~Option~~Award Commitment detailing the terms of such ~~Options~~Awards and upon such delivery the ~~Optionee~~Recipient will be subject to the Plan and have the right to ~~purchase~~ the ~~Optioned Shares at~~Awards on the ~~Exercise Price~~terms set out therein, subject to the terms and conditions hereof.

Manner of Exercise
4.2    ~~An Optionee~~A Recipient who wishes to exercise his ~~Option~~Award may do so:
4.2.1    by delivering:

(a)	a written notice to the Company specifying the number of ~~Optioned~~Award Shares being acquired pursuant to the ~~Option~~Award; and

(b)
cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such ~~Option~~Award, or separate certified cheques or bank drafts for such Exercise Price and such amounts to be withheld;

4.2.2    in such other manner as may be specified in the Award Commitment.
Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of amounts required by law to be withheld on the exercise of ~~Options~~Awards under this Plan.
Delivery of Certificate and Hold Periods
4.3    As soon as practicable after receipt of the notice of exercise described in ~~§~~Section 4.2 and payment in full for the ~~Optioned~~Awards Shares being acquired (if applicable), the Company will direct its transfer agent to issue to the ~~Optionee~~Recipient the appropriate number of ~~Optioned~~Award Shares. The transfer agent will either issue a certificate representing the ~~Optioned~~Award Shares or a written notice in the case of uncertificated Common Shares. Such issued certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under applicable securities laws.
ARTICLE 5
AMENDMENTS TO PLAN OR ~~OPTIONS~~AWARDS
Amendments Generally
5.1    The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an ~~Option~~Award, or revoke or alter any action taken pursuant to the Plan or an ~~Option~~Award, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any ~~Option~~Award without the written consent of the applicable participant and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.
5.2    With the consent of the affected Participants, the Board may amend or modify any outstanding ~~Option~~Award in any manner to the extent that the board would have the authority to initially grant such award as so modified or amended.
Amendments by Board
5.3    Without limiting the generality of ~~§~~Section 5.1, the Board may make the following types of amendments to the Plan without seeking Shareholder Approval:

(a)
amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)	amendments respecting administration of the Plan;

(d)	any amendment to the vesting provisions of the Plan or any ~~Option~~Award;

(e)
any amendment to the early termination provisions of the Plan or any ~~Option~~Award, whether or not such ~~Option~~Award is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)	any amendments necessary to suspend or terminate the Plan;

(g)	any amendments necessary or desirable to cause Awards to comply, or be able to comply, with modifications made to applicable tax legislation; and

(h)	~~(g)~~ any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable Law (including, without limitation, the TSX Policies).
Amendments Requiring Shareholder Approval
5.4    The Board may not, without approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Plan or an ~~Option~~Award to do any of the following:

(a)	increase the aggregate maximum percentage of Common Shares issuable under the Plan;

(b)	ake any amendment that would reduce the Exercise Price of an outstanding ~~Option~~Award (including a cancellation and reissue of an ~~Option~~Award at a reduced Exercise Price);

(c)
extend the term of any ~~Option~~Award beyond the Expiry Date of the ~~Option~~Award or allow for the Expiry Date of an ~~Option~~Award to be greater than 10 years except as currently provided in connection with a Black-out Period;

(d)	permit assignments, or exercises other than by the applicable Participant, of ~~Options~~Awards beyond that contemplated by ~~§3.4~~Section 3.5(a);

(e)	expand the definition of “Service Provider” or otherwise alter the conditions for eligibility for participation in the Plan;

(f)	amend the Plan to provide for any other types of compensation through equity issuance, unless the change to the Plan or an ~~Option~~Award results from the application of ~~§3.9~~ Section 3.10; and

(g)	effect an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).
5.5    Where Shareholder Approval is sought for amendments under ~~§~~Section 5.4(b) or ~~§~~Section 5.4(c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded. In the event of any conflict between ~~§~~Section 5.3 and ~~§~~Section 5.4 above, the latter will prevail to the extent of any conflict.
Amendment Subject to Approval
5.6    If the amendment of an ~~Option~~Award requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no amended ~~Options~~Awards may be exercised unless and until such approvals are given.
ARTICLE 6
INSIDER PARTICIPATION LIMIT
Insider participation subject to Disinterested Shareholder Approval
6.1    None of the following actions will become effective without first obtaining Shareholder Approval:

(a)	Common Shares being issuable to Insiders under this Plan at any time, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares; and

(b)	Common Shares issued to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares in any 12 month period.
6.2    Where Shareholder Approval is sought for an action under ~~§~~Section 6.1, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the action will be excluded.
ARTICLE 7
GENERAL
Employment and Services
7.1    Nothing contained in the Plan will confer upon or imply in favour of any ~~Optionee~~Recipient any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the ~~Optionee~~Recipient’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by a Service Provider will be voluntary. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains a Service Provider.
No Representation or Warranty
7.2    The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the ~~Options~~Awards or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such participant and not the Company.
Interpretation
7.3    The Plan will be governed and construed in accordance with the laws of the Province of Alberta.
Effective Date of Plan
7.4    This Plan will be effective from and after the date upon which the Company first receives Shareholder Approval for the Plan, subject to TSX acceptance, and will remain effective provided that the Plan, or, if applicable, any amended version thereof receives Shareholder Approval, on or before each third annual general meeting of shareholders of the Company. ~~This Plan will replace the then existing Amended Stock Option Plan dated for reference September 9, 2010 and the Employee Stock Option Plan dated for reference June 15, 2009 (the “Previous Plans”). All validly outstanding options granted under the Previous Plans and existing at the time this Plan comes into effect will be subject to the terms of this Plan, and will be counted for the purposes of calculating what may be issued under this Plan. If the terms of this Plan adversely affect Optionees holding options granted under either or both of the Previous Plans, such options will be subject to such Previous Plan to the extent necessary only to avoid the adverse effect, but otherwise will be subject to the terms of this Plan.~~
Adoption of Plan
7.5    This Plan was adopted by the Board on May 25, 2012 and approved by the Shareholders of the Company on June 28, 2012 and re-approved by the Shareholders of the Company on May 7, 2014. This Plan was amended as to Section 2.2 by the Shareholders of the Company on June 8, 2016. This Plan was further amended and approved by the Shareholders of the Company on June 2, 2020.

CORPORATE SECRETARY

~~SCHEDULE “A”~~
~~STOCK OPTION PLAN~~
~~OPTION COMMITMENT~~

~~Notice is hereby given that, effective this ______ day of _______________, 20___ (the “Effective Date”) AURINIA PHARMACEUTICALS INC. (the “Company”) has granted to _____________________________ (the “Service Provider”), an Option to acquire _______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Edmonton Time on the ______ day of _______________, 20___ (the “Expiry Date”) at an Exercise Price of CDN$____________ per share.~~
~~Vesting: Optioned Shares may be acquired as follows:~~
~~Term: The term of this Option is _______ from the date of grant, unless otherwise determined by the board of directors of the Company.~~
~~The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.~~
~~To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments, or certified cheques or bank drafts for such exercise Price and such amount to be withheld. Notwithstanding the foregoing, the Service Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.~~
~~A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.~~
~~AURINIA PHARMACEUTICALS INC.~~

~~Authorized Signatory~~

Aurinia Pharmaceuticals Inc.
1203 - 4464 Markham Street
Victoria, BC V8Z 7X8
www.auriniapharma.com